Exhibit 2

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

FORTUNE BRANDS HOME & HARDWARE, INC.,

TDC ACQUISITION COMPANY, INC.,

THERMA-TRU HOLDINGS, INC.,

AND

THE HOLDERS REPRESENTATIVES IDENTIFIED HEREIN

DATED AS OF OCTOBER 31, 2003

Table of Contents
(Continued)

Page

7.1 Conditions to Each Party’s Obligations	44
7.2 Additional Conditions to the Obligations of the Company	44
7.3 Additional Conditions to the Obligations of Parent	45
ARTICLE VIII SURVIVAL; INDEMNIFICATION	46
8.1 Survival Periods	46
8.2 Indemnification by Fully-Diluted Stockholders	46
8.3 Indemnification by Parent	47
8.4 Indemnification Claims	48
8.5 Tax Treatment of Indemnification Payments	49
8.6 Damages	49
8.7 Calculation of Losses	49
8.8 Duty to Mitigate	49
8.9 Sole and Exclusive Remedy	49
8.10 Directors’ and Officers’ Indemnification	50
8.11 Tax Indemnity Insurance	52
ARTICLE IX TERMINATION	51
9.1 Termination by Mutual Consent	51
9.2 Termination by Either the Company or Parent	51
9.3 Effect of Termination	52
ARTICLE X MISCELLANEOUS AND GENERAL	52
10.1 Payment of Expenses	52
10.2 Modification or Amendment	52
10.3 Waiver of Conditions	52
10.4 Counterparts	52
10.5 Governing Law	53
10.6 Notices	53
10.7 Entire Agreement; Assignment	54
10.8 Parties in Interest	54
10.9 Headings, Definitions	54
10.10 Obligations of Subsidiary	54
10.11 Severability	54
10.12 Specific Performance	55
10.13 Trial by Jury	55
10.14 Certain Definitions	55
ARTICLE XI HOLDERS REPRESENTATIVES	62
11.1 Appointment	62
11.2 Authorization	63
11.3 Irrevocable Appointment	64
11.4 Required Action	64
11.5 Parent’s Reliance	64
11.6 Binding Appointment	64

-ii-

GLOSSARY OF DEFINED TERMS

280G Consent	Section 6.3
Acquisition Proposal	Section 6.2(d)(i)
Action	Section 10.14
Adjustment Certificate	Section 4.2
Adjustment Escrow	Section 4.6
Affiliate	Section 10.14
Affiliate Notes	Section 10.14
Agreement	Introduction
Aggregate Company Common Shares	Section 4.2(c)
Aggregate Warrants	Section 4.2(c)
Ancillary Lease Documents	Section 5.1(q)(iii)
Audited Balance Sheets	Section 5.1(e)
Audited Financial Statements	Section 5.1
Audited Statements	Section 5.1(e)
Authorized Representatives	Section 6.4
Business Day	Section 10.14
Cash	Section 10.14
Certificates	Section 4.3(a)
Certificate of Merger	Section 1.3
Closing	Section 1.2
Closing Date	Section 1.2
Code	Recitals
Collective Bargaining Agreements	Section 5.1(k)
Company	Introduction
Company Acquisition Transaction	Section 6.2(d)(ii)
Company Common Shares	Recitals
Company Intellectual Property	Section 10.14
Company IP Agreements	Section 10.14
Company Performance Reward Plan Trust	Section 4.9
Company Software	Section 10.14
Company Stockholders’ Meeting	Section 6.3
Confidentiality Agreement	Section 6.4
Consents	Section 7.2(d)
Control	Section 10.14
Controlled Group	Section 10.14
Disclosure Schedules	Section 5.1
Dissenting Shares	Section 4.1(c)
Effective Time	Section 1.3
Employee Benefit Plan	Section 10.14
Employee Pension Benefit Plan	Section 10.14
Employee Welfare Benefit Plan	Section 10.14
Environmental Claim	Section 10.14
Environmental Law(s)	Section 10.14
Environmental Permit	Section 10.14

ERISA	Section 10.14
Escrow and Paying Agent	Section 4.3(a)
Exchange Act	Section 10.14
Filings	Section 7.2(d)
Final Merger Consideration	Section 4.7(c)
Final Merger Price	Section 4.2(c)
Financial Statements	Section 5.1(e)
Fully-Diluted Stockholders	Section 10.14
GAAP	Section 10.14
General Claim Termination Date	Section 8.1
Governmental Authority	Section 10.14
Governmental Order	Section 10.14
Hazardous Material	Section 10.14
Hazardous Substance(s)	Section 10.14
Holders Representative	Section 11.1
HSR Act	Section 10.14
Improvements	Section 5.1(q)(ii)
Indebtedness	Schedule 10.14
Indemnified Party	Section 8.4
Indemnity Escrow	Section 10.14
Independent Auditors	Section 4.7(b)
Escrow Agreement	Section 10.14
Intellectual Property	Section 10.14
Inventories	Section 10.14
IRS	Section 10.14
Law	Section 10.14
Leased Real Property	Section 10.14
Leases	Section 5.1(q)(iii)
Letter of Intent	Section 10.14
Letter of Transmittal	Section 4.3(b)
Liability/Liabilities	Section 10.14
Licenses	Section 5.1(n)
Lien	Section 10.14
Losses	Section 10.14
Material Adverse Effect	Section 10.14
Merger	Recitals
Merger Consideration	Section 4.2(a)
Merger Sub	Introduction
ORC	Recitals
Ordinary Course of Business	Section 10.14
Outside Date	Section 9.2(a)
Owned Real Property	Section 10.14
Parent	Introduction
Parent Disclosure Schedules	Section 5.2
Parent Indemnified Parties	Section 8.2
Parent Material Adverse Effect	Section 10.14

ii

Parties	Introduction
Permitted Liens	Section 10.14
Person	Section 10.14
Preliminary Merger Consideration	Section 4.2(b)
Preliminary Merger Price	Section 4.2(c)
Principal Stockholders	Recitals
Prohibited Transaction	Section 10.14
Real Property	Section 10.14
Receivables	Section 10.14
Recent Financial Statements	Section 5.1(e)
Reduction Amount	Section 4.1(a)
Registered Intellectual Property	Section 10.14
Remedial Action	Section 10.14
Release	Section 10.14
Representative	Section 6.2(b)
Restraints	Section 7.1(a)
Scheduled Contract	Section 5.1(m)
SEC	Section 10.14
Securities Act	Section 10.14
Security Interest	Section 10.14
Senior Subordinated Notes	Section 10.14
Software	Section 10.14
Specific Reserves	Section 5.1(s)(iii)
Specified Customers	Section 7.3(k)
Stockholder Indemnified Parties	Section 8.3
Subsidiary	Section 10.14
Surviving Corporation	Section 1.1
Target Date	Section 1.2
Tax	Section 10.14
Tax Claim Termination Date	Section 8.2
Tax Indemnity Insurance Policy	Section 8.11
Tax Return	Section 10.14
Threshold	Section 8.2
Title Reports	Section 5.1(q)(i)
Transaction	Section 6.4
Transaction Costs	Section 10.14
Transaction Expense Escrow	Section 4.8
Unregistered Intellectual Property	Section 10.14
Voting Agreements	Recitals
Warrant Assignment Agreement	Section 10.14
Warrants	Section 4.4
Warrant Payments	Section 4.4

iii

EXHIBITS

Exhibit A	-	Form of Voting Agreements
Exhibit B	-	Form of Certificate of Merger
Exhibit C	-	Form of Letter of Transmittal
Exhibit D	-	Form of Escrow Agreement
Exhibit E-1	-	Form of Opinion of Winston & Strawn LLP
Exhibit E-2	-	Form of Opinion of Calfee, Halter & Griswold LLP
Exhibit F-1	-	Form of Opinion of Mayer, Brown, Rowe & Maw LLP
Exhibit F-2	-	Form of Opinion of Shumaker, Loop & Kendrick, LLP
Exhibit G	-	Form of Company Performance Reward Plan
Exhibit H	-	Form of Warrant Assignment Agreement

SCHEDULES

Schedule A	-	Fully-Diluted Stockholders Ownership Table
Schedule 6.1(b)	-	Conduct of Business (Equity Matters)
Schedule 6.1(c)	-	Conduct of Business (Employee Benefit Matters)
Schedule 6.8(d)(i)	-	Specified Employees
Schedule 6.8(d)(ii)	-	Kenner-Specified Employees
Schedule 7.3(k)	-	Specified Customers
Schedule 8.7	-	Reserves
Schedule 10.14(A)	-	Affiliate Notes
Schedule 10.14(B)	-	Permitted Liens
Schedule 10.14(D)	-	Company’s Knowledge

DISCLOSURE SCHEDULES

Schedule 5.1(a)
Schedule 5.1(b)
Schedule 5.1(c)(iii)
Schedule 5.1(c)(iv)
Schedule 5.1(e)(i)
Schedule 5.1(e)(ii)
Schedule 5.1(f)
Schedule 5.1(g)
Schedule 5.1(h)
Schedule 5.1(i)
Schedule 5.1(j)
Schedule 5.1(k)
Schedule 5.1(l)
Schedule 5.1(m)
Schedule 5.1(n)
Schedule 5.1(o)
Schedule 5.1(o)(i)
Schedule 5.1(o)(ii)
Schedule 5.1(o)(iii)
Schedule 5.1(o)(iv)
Schedule 5.1(o)(v)
Schedule 5.1(o)(vi)
Schedule 5.1(p)
Schedule 5.1(q)(i)
Schedule 5.1(q)(iii)
Schedule 5.1(q)(iv)
Schedule 5.1(q)(vii)
Schedule 5.1(s)
Schedule 5.1(s)(iii)
Schedule 5.1(t)
Schedule 5.1(u)
Schedule 5.1(v)

AGREEMENT AND PLAN OF MERGER

     AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of October 31, 2003, by and among Fortune Brands Home & Hardware, Inc., a Delaware corporation (“Parent”), TDC Acquisition Company, Inc., an Ohio corporation and a direct wholly-owned subsidiary of Parent (“Merger Sub”), and Therma-Tru Holdings, Inc., an Ohio corporation (the “Company”). Parent, Merger Sub, the Company and, solely with respect to Articles X and XI, the Holders Representative, are referred to collectively herein as the “Parties”.

RECITALS

     WHEREAS, the Board of Directors of each of Parent and the Company have determined that it is in the best interests of each corporation and their respective stockholders that the Parties consummate the business combination transaction provided for herein in which Merger Sub will merge with and into the Company with the Company continuing as the surviving corporation (the “Merger”);

     WHEREAS, Parent, as the sole shareholder of Merger Sub, has approved this Agreement, the Merger and the transactions contemplated by this Agreement pursuant to action taken in accordance with the requirements of the Ohio Revised Code (the “ORC”) and the code of regulations of Merger Sub; and

     WHEREAS, contemporaneously with the execution and delivery of this Agreement, as a condition and an inducement to the willingness of Parent and Merger Sub to enter into this Agreement, Parent is entering into voting agreements in the form attached hereto as Exhibit A (the “Voting Agreements”) with the Persons identified on Annex I hereto who own in excess of 66 2/3% of the issued and outstanding Company Common Shares (collectively, the “Principal Stockholders”) pursuant to which the Principal Stockholders have agreed to vote all of the shares of common stock, no par value of the Company (the “Company Common Shares”) owned by the Principal Stockholders of record and beneficially to the extent eligible to vote with respect to the transactions contemplated hereunder or the matters set forth therein (either pursuant to the articles of incorporation of the Company or under the ORC), in favor of the adoption of this Agreement and approval of the transactions contemplated hereby to be performed by the Company, upon the terms and conditions set forth in the Voting Agreements; and

     NOW, THEREFORE, in consideration of the mutual representations, warranties, covenants and agreements set forth herein, the Parties hereby agree as follows:

ARTICLE I
THE ACQUISITION AND THE MERGER; EFFECTIVE TIME; CLOSING

     1.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the ORC, at the Effective Time, Merger Sub shall be merged with and into the Company, the separate corporate existence of Merger Sub shall thereupon cease and the Company shall continue as the surviving corporation and shall succeed to and assume all the rights and obligations of Merger Sub in accordance with the ORC. The Company, as the surviving corporation after the consummation of the Merger, is sometimes hereinafter referred to as the “Surviving Corporation.”

     1.2 Closing. Unless this Agreement shall have been terminated and the transactions contemplated herein shall have been abandoned pursuant to Article IX, the closing of the Merger (the “Closing”) shall take place at 10:00 a.m., local time, at the offices of counsel for Parent, on the later of (i) November 10, 2003 (the “Target Date”) or (ii) the first Business Day after all of the conditions (excluding conditions that, by their nature, cannot be satisfied until the Closing Date) to the obligations of the Parties to consummate the Merger as set forth in Article VII have been satisfied or waived (subject to applicable law), or such other date, time or place as is agreed to in writing by the Parties (the actual time and date of the Closing being referred to herein as the “Closing Date”).

     1.3 Effective Time. Subject to the provisions of this Agreement, the Parties shall cause the Merger to be consummated by filing the certificate of merger of Merger Sub and the Company in the form attached hereto as Exhibit B (the “Certificate of Merger”) with the Secretary of State of the State of Ohio in such form as required by, and executed in accordance with, the relevant provisions of the ORC, as soon as practicable on or before the Closing Date. The Merger shall become effective upon the filing of, and acceptance by, the Certificate of Merger with the Secretary of State of Ohio on the Closing Date (the date and time the Merger becomes effective on the Closing Date being hereinafter referred to as the “Effective Time”).

     1.4 Effect of the Merger. At and after the Effective Time, the effect of the Merger shall be as provided in this Agreement and the applicable provisions of the ORC. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

ARTICLE II
ARTICLES OF INCORPORATION AND
BY-LAWS OF THE SURVIVING CORPORATION

     2.1 Articles of Incorporation. At and after the Effective Time, and without any further action on the part of the Company and Merger Sub, the articles of incorporation of the Company shall be amended to read in their entirety as the articles of incorporation of Merger Sub reads as in effect immediately prior to the Effective Time until thereafter changed or amended as provided therein or by applicable law.

     2.2 Code of Regulations. At the Effective Time, the code of regulations of Merger Sub as in effect immediately prior to the Effective Time shall be the code of regulations of the Surviving Corporation, until thereafter changed or amended as provided therein or by applicable law.

ARTICLE III
DIRECTORS AND OFFICERS OF
THE SURVIVING CORPORATION AND PARENT

     3.1 Directors of the Surviving Corporation. The directors of the Surviving Corporation, as of the Effective Time, will be the directors of Merger Sub immediately prior to the Effective Time.

     3.2 Officers of the Surviving Corporation. The officers of the Surviving Corporation, as of the Effective Time, will be the officers of Merger Sub immediately prior to the Effective Time.

ARTICLE IV
MERGER CONSIDERATION; CONVERSION OR
CANCELLATION OF SHARES IN THE MERGER

     4.1 Effect of the Merger on the Shares.

(a) Conversion of the Company Common Shares. At the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof, each Company Common Share issued and outstanding immediately prior to the Effective Time (other than (i) any Company Common Shares held by the Company, which Company Common Shares, by virtue of the Merger and without any action on the part of the holder thereof, shall be cancelled and retired and shall cease to exist with no payment being made with respect thereto, (ii) Dissenting Shares (as defined in Section 4.1(c) and (iii) Company Common Shares held by any Subsidiary, which Company Common Shares shall remain outstanding (subject to any recapitalization necessary to maintain the same percentage ownership)), shall be cancelled and retired and shall be converted into the right to receive the Final Merger Price, payable to the holder thereof, without interest thereon, upon surrender of the certificate formerly representing such Company Common Share; provided, however, that the amount payable to any holder of Company Common Shares who is an obligor on an Affiliate Note shall be reduced by the principal amount of such Affiliate Note together with accrued and unpaid interest thereon (the “Reduction Amount”).

(b) Conversion of Merger Sub Common Stock. At the Effective Time, each share of common stock of the Merger Sub issued and outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without any further action on the part of the holder thereof, be converted into and become one validly issued, fully paid and non-assessable share of common stock, no par value of the Surviving Corporation.

(c) Dissenting Shares. To the extent that holders thereof are entitled to appraisal rights under Chapter 1701.85 of the ORC, Company Common Shares issued and outstanding immediately prior to the Effective Time and held by a holder who has properly exercised and perfected such holder’s demand for appraisal rights under Chapter 1701.85 of the ORC (the “Dissenting Shares”), shall not be converted into the right to receive the Final Merger Price, but the holders of Dissenting Shares shall be entitled to receive from the Surviving Corporation such consideration as shall be determined pursuant to Chapter 1701.85 of the ORC; provided, however, that if any such holder shall have failed to perfect or shall effectively withdraw or lose such holder’s right to appraisal and payment under the ORC, each of such holder’s Company Common Shares shall thereupon be deemed to have been converted as of the Effective Time into the right to receive the Final Merger Price, without any interest thereon, upon surrender of the certificate formerly representing such Company Common Shares and such shares shall not be deemed to be Dissenting Shares.

     4.2 Merger Consideration.

(a) For purposes of this Agreement, the term “Merger Consideration” shall mean an aggregate amount equal to:

(i) $925,000,000;

(ii) plus, the aggregate amount of all Cash as of the close of business on the Business Day immediately preceding the Closing Date;

(iii) plus, the aggregate exercise price of all Warrants outstanding immediately prior to the Effective Time;

(iv) plus, the aggregate principal amount of the Affiliate Notes, together with accrued and unpaid interest thereon to the Effective Time;

(v) plus, an aggregate amount equal to (A) .3371668 times (B) the aggregate amount contributed into the Company Performance Reward Plan Trust pursuant to Section 4.9;

(vi) minus, to the extent not paid prior to the close of business on the Business Day immediately preceding the Closing Date, the US dollar equivalent of Cdn $5,000,000 to be paid to extend the Weber Agreement;

(vii) minus, Funded Indebtedness as of the close of business on the Business Day immediately preceding the Closing Date;

(viii) minus, the aggregate amount of all unpaid Management Incentive Payments due and owing or payable by the Company or its Subsidiaries at or following the close of business on the Business Day immediately preceding the Closing Date;

(ix) minus, to the extent not paid prior to the close of business on the Business Day immediately preceding the Closing Date, the Bores Payment;

(x) minus, any and all management fees due and owing or payable by the Company or its Subsidiaries at or following the close of business on the Business Day immediately preceding the Closing Date, including, without limitation, the aggregate fees to be paid to Kenner & Company, Inc. pursuant to the Kenner Consulting Agreement;

(xi) minus, all legal fees and expenses of Shumaker, Loop & Kendrick, LLP due and owing or payable by the Company or its Subsidiaries for itself or for the benefit of any Fully-Diluted Stockholder at or following the close of business on the Business Day immediately preceding the Closing Date in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby;

(xii) minus, all legal fees and expenses of Mayer, Brown, Rowe & Maw LLP due and owing or payable by the Company or its Subsidiaries for itself or for the benefit of any Fully-Diluted Stockholder at or following the close of business on the Business Day immediately preceding the Closing Date in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby;

(xiii) minus, all other legal, accounting, broker, banker and other similar professional fees and expenses due and owing or payable by the Company or its Subsidiaries for itself or for the benefit of any Fully-Diluted Stockholder at or following the close of business on the Business Day immediately preceding the Closing Date in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby.

(b) No later than two (2) Business Days prior to the Closing Date, the Company shall prepare and deliver a certificate (the “Adjustment Certificate”) to Parent setting forth (and accompanied by sufficient documentation as Parent may reasonably request) a calculation of the Merger Consideration (the “Preliminary Merger Consideration”) and itemizing each of the amounts described in Section 4.2(a) (other than clauses (i) and (v) thereof). Unless otherwise provided for in this Agreement, such calculation shall be prepared in accordance with GAAP using the same methods, principles, practices and policies as was used in the preparation of the Financial Statements. Notwithstanding the foregoing, (i) the amounts set forth with respect to clauses (x) through (xiii) of Section 4.2(a) shall be as set forth in invoices or documentation delivered to the Company by the applicable payees and (ii) in the event the Closing Date is later than the Target Date (A) the amounts described in clauses (ii) and (vii) of Section 4.2(a) shall be calculated as of the close of business on the Target Date; (B) any amounts described in clauses (vi) and (viii) through (xiii) of Section 4.2(a) paid after the close of business on the Target Date and prior to the close of business on the Business Day immediately preceding the Closing Date shall be deducted from the calculation of Merger Consideration hereunder; (C) notwithstanding the provisions of Section 6.9, Parent shall be responsible for Taxes for periods after the Target Date and the Fully-Diluted Stockholders shall have no liability for such Taxes and all references to the Closing Date contained in Section 6.9(a) and (b) shall be deemed references to the Target Date; and (D) no payments shall be made by the Company or its Subsidiaries to or for the benefit of any Fully-Diluted Stockholder prior to the Closing Date other than (1) compensation paid in the Ordinary Course of Business, (2) expense reimbursements paid to Kenner & Company, Inc. in accordance with the Kenner Consulting Agreement, (3) fees and expense reimbursement paid to directors of the Company consistent with past practice in connection with the performance of their duties; and (4) payments required to be made to Fully-Diluted Stockholders in their capacity as lenders pursuant to the terms of Indebtedness outstanding as of the date hereof.

(c) For purposes of this Agreement, the term “Preliminary Merger Price” shall mean (i) the Preliminary Merger Consideration divided by (ii) the sum of (A) the aggregate number of Company Common Shares issued and outstanding immediately prior to the Effective Time (the “Aggregate Company Common Shares”), plus (B) the aggregate number of Company Common Shares issuable upon exercise of the Warrants issued and outstanding immediately prior to the Effective Time (the “Aggregate Warrants”). For purposes of this Agreement, the term “Final Merger Price” shall mean (i) the Final Merger Consideration divided by (ii) the sum of (A) the Aggregate Company Common Shares, plus (B) the Aggregate Warrants.

(d) At the Effective Time, Parent or Merger Sub shall deposit, or cause to be deposited (i) an aggregate amount in cash equal to (A) the aggregate amounts payable under Sections 4.3 and 4.4 hereof minus (B) the Indemnity Escrow minus (C) the Adjustment Escrow, with the Escrow and Paying Agent for payment to the Fully-Diluted Stockholders subject to, and in accordance with, Sections 4.3 and Section 4.4 hereof, minus (D) if applicable, the Transaction Expense Escrow, and (ii) the Indemnity Escrow, the Adjustment Escrow and, at the discretion of the Holders Representatives, the Transaction Expenses Escrow, with the Escrow and Paying Agent to be held thereby in accordance with the terms of the Escrow Agreement.

     4.3 Payment for the Shares.

(a) From and after the Effective Time, U.S. Bank, N.A. shall act as paying agent (the “Escrow and Paying Agent”) in effecting the payment of the Final Merger Price in respect of certificates (the “Certificates”) that, prior to the Effective Time, represented Company Common Shares entitled to payment of the Final Merger Price pursuant to Section 4.1(a).

(b) Prior to the Effective Time, Parent and the Company shall cause the Escrow and Paying Agent to mail to each record holder of Certificates that immediately prior to the Effective Time represented Company Common Shares a letter of transmittal in the form attached hereto as Exhibit C (the “Letter of Transmittal”) which shall specify (i) that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Company or the Escrow and Paying Agent, and instructions for use in surrendering such Certificates and receiving the Final Merger Price in respect thereof and (ii) include a waiver by such holder of any claims against the Company, the Surviving Corporation and their Subsidiaries that such holder has or may have in its capacity as a stockholder of the Company except for claims to receive the Final Merger Price in accordance with the terms of this Agreement and claims brought under this Agreement in accordance with the terms hereof. Following the Effective Time, upon the surrender of any such Certificate, the Escrow and Paying Agent shall pay each holder who has surrendered such Certificate an aggregate amount equal to (i) (A) the Preliminary Merger Price multiplied by (B) the number of Company Common Shares formerly represented by such Certificate, in consideration therefor, and such Certificate shall forthwith be cancelled, and (ii) any additional payment then due and payable under Section 4.7(c). Notwithstanding the foregoing, the amount to be paid to any obligor under an Affiliate Note pursuant to this Section 4.3(b) in respect of the Company Common Shares held by such obligor shall be reduced by the Reduction Amount with respect to such Affiliate Note. Until so surrendered, each such Certificate (other than Certificates representing (i) Company Common Shares held by the Company or any Subsidiary of the Company or held in the treasury of the Company or (ii) Dissenting Shares) shall represent solely the right to receive (A) the aggregate Preliminary Merger Price relating thereto (net of the Reduction Amount, if applicable) and (B) any additional payment due and payable under Section 4.7(c). No interest or dividends shall be paid or accrued on the Final Merger Price. If the Final Merger Price (or any portion thereof) is to be delivered to any Person other than the Person in whose name the Certificate formerly representing Company Common Shares surrendered thereof is registered, it shall be a condition to such right to receive payment that the Certificate so surrendered shall be properly endorsed or otherwise be in proper form for transfer and that the Person requesting such payment shall pay to the Escrow and Paying Agent the transfer or other similar taxes required by reason of such payment to a Person other than the registered holder of the Certificate surrendered, or shall establish to the satisfaction of the Escrow and Paying Agent that such tax has been paid or is not applicable.

(c) Notwithstanding anything in this Agreement to the contrary, the Escrow and Paying Agent shall not pay to the holders of Company Common Shares that portion of the Final Merger Price to be deposited in (i) the Indemnity Escrow, (ii) the Adjustment Escrow, and (iii) if applicable, the Transaction Expenses Escrow until such time as such amounts are distributable pursuant to the Escrow Agreement.

(d) Promptly following the date that the Escrow Agreement terminates by its terms and the Escrow and Paying Agent distributes any amount held in the Indemnity Escrow, the Adjustment Escrow, and, if applicable, the Transaction Expenses Escrow, or such lesser amount as is required to be distributed to the Fully-Diluted Stockholders thereunder, the Escrow and Paying Agent shall deliver to the Surviving Corporation all cash, Certificates and other documents in its possession relating to the transactions described in this Agreement, and the Escrow and Paying Agent’s duties shall terminate. Thereafter, each holder of a Certificate formerly representing a Company Common Share may surrender such Certificate to the Surviving Corporation and receive in consideration therefor the aggregate Final Merger Price relating thereto, without any interest thereon, as provided in this Article IV (net of the Reduction Amount, if applicable).

(e) After the Effective Time, there shall be no transfers on the stock transfer books of the Surviving Corporation of any Company Common Shares which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates formerly representing Company Common Shares are presented to the Surviving Corporation or the Escrow and Paying Agent, they shall be surrendered and cancelled in return for the payment of the aggregate Final Merger Price relating thereto, as provided in this Article IV.

(f) None of Parent, Merger Sub, the Company, the Holders Representatives or the Escrow and Paying Agent shall be liable to any Person in respect of any portion of the Final Merger Price delivered to a public official pursuant to any applicable abandoned property, escheat or similar law. If any Certificate has not been surrendered prior to five years after the Effective Time (or immediately prior to such earlier date on which the Final Merger Price in respect of such Certificate would otherwise escheat to or become the property of any public official), any such shares, cash, dividends or distributions in respect of such Certificate shall, to the extent permitted by applicable law, become the property of the Parent, free and clear of all claims or interest of any Person previously entitled thereto.

(g) The aggregate amounts deposited pursuant to Section 4.2(d) shall be invested by the Escrow and Paying Agent in obligations of, or guaranteed by, the United States of America, in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investor Services or Standard & Poor’s Corporation, respectively, in each case with maturities not exceeding six months. All earnings thereon, other than earnings on the Indemnity Escrow, the Adjustment Escrow and the Transaction Expenses Escrow, shall be allocated for income tax purposes to the benefit of Parent or the Surviving Corporation. All earnings on the Indemnity Escrow, the Adjustment Escrow and Transaction Expenses Escrow shall inure to the Fully-Diluted Stockholders pursuant to the terms set forth in the Escrow Agreement; provided, all such earnings (other than with respect to the Transaction Expenses Escrow) shall be distributed to the Fully-Diluted Stockholders on the one hand, or the Parent, on the other hand, in proportion to the aggregate amount of the Indemnity Escrow and the Adjustment Escrow disbursed to the Fully-Diluted Stockholders and the Parent pursuant to the terms of the Escrow Agreement.

(h) In the event that any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed, the Escrow and Paying Agent will issue in exchange for such lost, stolen or destroyed Certificate the payments with respect to such Certificate to which such Person is entitled pursuant to this Article IV.

(i) Parent and Merger Sub shall be entitled to deduct and withhold, or cause the Escrow and Paying Agent to deduct and withhold, from payments payable to a holder of a Certificate any withholding and stock transfer taxes and such other amounts as are required under the Code or any applicable provision of state, local or foreign tax law. To the extent that amounts are so deducted or withheld by Parent, Merger Sub or the Escrow and Paying Agent, such deducted or withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Certificate in respect of which such deduction or withholding was made by Parent, Merger Sub or the Escrow and Paying Agent and Parent shall provide, or cause the Escrow and Paying Agent to provide, to the holder of such Certificate written notice of the amounts so deducted or withheld.

     4.4 Warrants. Immediately prior to the Effective Time, each Warrant holder shall assign to the Company, pursuant to the terms of the Warrant Assignment Agreement, all of the Warrants held by such holder, in exchange for the consideration set forth in this Section 4.4. Each Warrant holder shall thereafter be entitled to receive for each Warrant held thereby and so assigned, an amount equal to: (i) a payment in cash by the Company (subject to any applicable withholding taxes), at the Effective Time, equal to the product of (A) the total number of Company Common Shares as to which such Warrant remains unexercised times (B) the excess, if any, of (1) the Preliminary Merger Price over (2) the exercise price per Company Common Share subject to such Warrant, if any (such amounts payable hereunder being referred to as the “Warrant Payments”) and (ii) any additional payment when due and payable under Section 4.7(c). Upon surrender of the warrant agreement by the holder of such Warrant to the Escrow and Paying Agent, the Escrow and Paying Agent shall pay to such holder, on behalf of the Company and subject to any applicable withholding taxes, the Warrant Payments due under this Section 4.4 with respect to such Warrant. Notwithstanding the foregoing, the Escrow and Paying Agent shall not pay to the Warrant holder that portion of the Warrant Payments representing that portion of the Preliminary Merger Price to be deposited in (i) the Indemnity Escrow, (ii) the Adjustment Escrow, and (iii) if applicable, the Transaction Expenses Escrow until such time as such amounts are distributable pursuant to the Escrow Agreement.

     4.5 Escrow Amounts; Allocation and Assignment of Distributions of Escrowed Amounts. The Parties agree that the terms of the Escrow Agreement shall include (i) the right of the Fully-Diluted Stockholders to receive quarterly tax distributions in amounts sufficient to enable each Fully-Diluted Stockholder to discharge any federal, state and local tax liability (determined by assuming the applicability of the highest combined effective margin of federal, state and local tax rates applicable to an individual residing in New York, New York) with respect to all interest income on the Indemnity Escrow Amount, the Adjustment Escrow and the Transaction Expenses Escrow allocated to such Fully-Diluted Stockholder in accordance with the terms of the Escrow Agreement, and (ii) the fees and expenses of the Escrow and Paying Agent relating to (A) the Indemnity Escrow and the Adjustment Escrow shall be borne equally by the Parent and the Fully-Diluted Stockholders, and (B) if applicable, the Transaction Expenses Escrow shall be borne by the Fully-Diluted Stockholders, and all such fees and expenses payable by the Fully-Diluted Stockholders shall be paid out of the Indemnity Escrow, the Adjustment Escrow and the Transaction Expenses Escrow, respectively. The amount of any distributions or payments to be made to, or on behalf of, a Fully-Diluted Stockholder from (i) the Indemnity Escrow, (ii) the Adjustment Escrow, and (iii) if applicable, the Transaction Expenses Escrow pursuant to the terms of the Escrow Agreement will be determined based on the percentage ownership (calculated on a fully-diluted basis) of Company Common Shares (including Company Common Shares issuable upon exercise of the Warrants) owned by such Fully-Diluted Stockholder immediately prior to the Effective Time as set forth on Schedule A to the Escrow Agreement. Notwithstanding anything to the contrary herein or in the Escrow Agreement, each Fully-Diluted Stockholder shall have the right to transfer or assign its right to receive any distributions from (i) the Indemnity Escrow, (ii) the Adjustment Escrow, and (iii) if applicable, the Transaction Expenses Escrow to any Affiliate thereof or any investor, partner or stockholder thereof and any of their respective Affiliates or any other Fully Diluted Stockholder.

     4.6 Further Assurances. At and after the Effective Time, the officers and directors of the Surviving Corporation will be authorized to execute and deliver, in the name and on behalf of the Company or Merger Sub, as applicable, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company or Merger Sub, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger.

     4.7 Adjustment Escrow.

(a) At Closing, an aggregate amount equal to $10,000,000 (the “Adjustment Escrow”) shall be deducted from the aggregate amounts otherwise to be paid by the Escrow and Paying Agent to the Fully-Diluted Stockholders pursuant to Sections 4.3 and 4.4 and retained by the Escrow and Paying Agent subject to the Escrow Agreement.

(b) Within fifteen (15) Business Days following the Closing Date, Parent shall prepare and deliver to the Holders Representatives a certificate setting forth Parent’s calculation of Merger Consideration (the “Adjusted Merger Consideration”). Such calculation shall be prepared using the same methods, principles, practices and policies as was required to be used in the preparation of the Preliminary Merger Consideration. Within ten (10) Business Days of receipt of the Parent’s calculation of the Adjusted Merger Consideration, the Holders Representatives may provide written notice (the “Objection Notice”) of any objections thereto (the “Objection Notice”) setting forth the specific item of the calculation to which such objection relates and the specific basis for such objection. If such Objection Notice is delivered in accordance with the preceding sentence, Parent and the Holders Representatives shall attempt in good faith to resolve any dispute set forth in the Objection Notice within twenty (20) Business Days from the delivery of the Objection Notice to Parent. If the Parent and Holders Representatives do not resolve such dispute in accordance with the preceding sentence, then the dispute shall be submitted to Deloitte & Touche LLP (the “Independent Auditors”) who shall make a final determination of such dispute within thirty (30) Business Days of submission of the matter to it. The decision of the Independent Auditors shall be final and binding on the parties hereto and the Fully-Diluted Stockholders.

(c) In the event the Merger Consideration as finally determined or agreed to hereunder (the “Final Merger Consideration”) is less than the Preliminary Merger Consideration, the Holders Representatives and Parent shall promptly direct the Escrow and Paying Agent to disburse an aggregate amount of the Adjustment Escrow equal to such deficit to Parent in accordance with the terms of the Escrow Agreement; provided, in the event such deficit is in excess of the Adjustment Escrow, such excess shall be deducted from the Indemnity Escrow. In the event the Final Merger Consideration exceeds the Preliminary Merger Consideration, Parent shall pay within one (1) Business Day of the final determination of the Adjusted Merger Consideration to the Escrow and Paying Agent an amount in cash equal to such excess and direct the Escrow and Paying Agent to disburse such excess amount and the Adjustment Escrow to the Fully-Diluted Stockholders in accordance with Sections 4.3 and 4.4 hereof pursuant to the Escrow Agreement.

(d) The remaining amount of the Adjustment Escrow, if any, after payment to Parent pursuant to Section 4.7(c) shall be disbursed by the Escrow and Paying Agent to the Fully-Diluted Stockholders, without duplication, in accordance with Sections 4.3 and 4.4 hereof pursuant to the terms of the Escrow Agreement.

     4.8 Transaction Expense Escrow. At Closing, at the discretion of the Holders Representatives, an aggregate amount of up to $1,000,000 representing a source of payment of legal, accounting, broker and other similar professional fees and expenses incurred by the Company (during the period prior to the Closing Date) or the Fully-Diluted Stockholders in connection with the Merger including, without limitation, in connection with the defense of claims, if any, brought by the Parent Indemnified Parties pursuant Section 8.2 hereof (the “Transaction Expense Escrow”) shall be deducted from the aggregate amounts otherwise to be paid by the Escrow and Paying Agent to the Fully-Diluted Stockholders pursuant to Sections 4.3 and 4.4 and retained by the Escrow and Paying Agent subject to the Escrow Agreement.

     4.9 Company Performance Reward Plan. Prior to the Effective Time, the Company shall adopt the Company Performance Reward Plan and shall record the full expense of the plan on the books and records of the Company. At the Effective Time, Parent shall cause the Company to deposit, subject to obtaining the 280G Consent, the aggregate amount of the payments due under the Company Performance Reward Plan into a trust (the “Company Performance Reward Plan Trust”) established by the Company with Charles Schwab & Co., which amount shall be held in such trust and distributed to the officers and employees of the Company entitled to receive distributions therefrom in accordance with the terms of the Company Performance Reward Plan.

ARTICLE V
REPRESENTATIONS AND WARRANTIES

     5.1 Representations and Warranties of the Company. The Company hereby represents and warrants to Parent and Merger Sub (except as specifically set forth in the corresponding section of the disclosure schedules attached hereto (the “Disclosure Schedules”)) as of the date hereof and except for representations and warranties that speak as of a specific date other than the date hereof, as follows:

(a) Incorporation; Qualification and Corporate Power. Each of the Company and its Subsidiaries is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization. Schedule 5.1(a) lists each such jurisdiction in which the Company and its Subsidiaries are duly organized and validly existing and in good standing and duly qualified to transact business. Each of the Company and its Subsidiaries (i) has all requisite power and authority (corporate or otherwise) to carry on its business as it is now being conducted and as it proposes to conduct and to own its properties and assets; and (ii) is in good standing and is duly qualified to transact business in each jurisdiction in which the nature of property owned or leased by it or the conduct of its business requires it to be so qualified, except where the failure to be in good standing or to be duly qualified to transact business, would not reasonably be expected to have a Material Adverse Effect. True, correct and complete copies of the articles of incorporation and code of regulations (or other constituent documents) of the

Company and its Subsidiaries in effect on the date hereof have been delivered to the Parent. The minute books, stock certificate books and the stock ledgers (or similar records) have been delivered to the Parent and are true, correct and complete in all material respects. In accordance with the ORC, the Company has elected not to be governed by Section 1701.831 of the ORC and such election is in full force and effect as of the date hereof.

(b) Authorization; No Conflicts and Enforceability. The Company has full corporate power to execute and deliver this Agreement and to perform its obligations hereunder and, subject to the approval of the Merger by the stockholders of the Company in accordance with the ORC, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement, the performance of the Company’s obligations hereunder and the consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate proceedings on the part of the Company, its Board of Directors and its stockholders and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the transactions contemplated hereby (other than the approval of the Merger by the stockholders of the Company in accordance with the ORC). Except as set forth on Schedule 5.1(b), the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby will not (i) violate any provision of the Company’s articles of incorporation or code of regulations, (ii) violate any provision of any charter or by-laws or similar organizational instrument of any Subsidiary of the Company, (iii) violate in any material respect any provision of, or be an event that is (or with the passage of time will result in) a violation in any material respect of, or result in the acceleration of or entitle any party to accelerate (whether after the giving of notice or lapse of time or both) any obligation under, or result in the imposition of any Lien upon any of the Company Common Shares or any of the Company’s or any of its Subsidiaries’ assets or properties pursuant to, any Lien (other than Permitted Liens), or any material contract, lease, agreement, instrument, order, arbitration award, judgment or decree to which the Company or any of the Company’s Subsidiaries is a party or by which any of them is bound, (iv) require any material consent, approval, authorization or permit of, or registration or filing with or notification to, any Governmental Authority, except the filing of the applicable certificates evidencing the Merger pursuant to the ORC and appropriate documents with the relevant authorities of other states in which the Company or its Subsidiaries are authorized to do business, (v) cause the suspension or revocation of any material authorizations, consents, approvals or licenses currently in effect; or (vi) assuming the consents, approvals, authorizations or permits and filings or notifications referred to in this Section 5.1(b) are duly and timely obtained or made and the approval of the Merger by the stockholders of the Company in accordance with the ORC has been obtained, violate in any material respect any Governmental Order or Law applicable to the Company or its Subsidiaries or to any of their respective assets. This Agreement and the Voting Agreements have been duly executed and delivered by the Company and the Principal Stockholders, respectively, and, assuming the due execution hereof by Parent and Merger Sub, this Agreement and the Voting Agreements constitute the legal, valid and binding obligations of the Company and the Principal Stockholders, respectively, enforceable against the Company and the Principal Stockholders, respectively, in accordance with their terms, subject to the effect of bankruptcy, insolvency, reorganization, liquidation, dissolution, moratorium or other similar laws relating to or affecting the rights of creditors generally and to the effect of the application of general principles of equity (regardless of whether considered in proceedings at law or in equity).

(c) Company Capitalization.

(i) The entire authorized capital stock of the Company consists of 50,000 voting Company Common Shares and 950,000 non-voting Company Common Shares, of which 37,585.5 and 690,158.5 shares, respectively, are issued and outstanding. The number of voting and non-voting Company Common Shares issued and outstanding on a fully-diluted basis, assuming the exercise or conversion of all outstanding and vested and unvested options, warrants, stock appreciation and other rights to acquire securities is 37,585.5 and 714,078.5, respectively.

(ii) There are no bonds, debentures, notes or other indebtedness of the Company having the right to vote on any matter on which stockholders may vote are issued or outstanding.

(iii) Except as set forth in Schedule 5.1(c)(iii), all issued and outstanding Company Common Shares: (A) have been duly authorized and validly issued; (B) are fully paid and nonassessable; and (C) were issued in compliance with all applicable state and federal laws concerning the issuance of securities. Other than as set forth on Schedule 5.1(c)(iii), there are no options, warrants, purchase rights, subscription rights, conversion or exchange rights or other contracts or commitments that could require the Company to issue, sell or otherwise cause to become outstanding any of its capital stock. Other than as set forth on Schedule 5.1(c)(iii), there are no outstanding or authorized stock appreciation, phantom stock, employee bonus plan, or similar rights with respect to the Company. Except as set forth in, or contemplated by, this Agreement and the Voting Agreements or set forth on Schedule 5.1(c)(iii), there are no voting trusts, proxies, or other agreements or understandings with respect to the voting of the capital stock of the Company to which the Company is a party or, to the Company’s Knowledge, any other such voting trusts, proxies or other agreements or understandings. Schedule 5.1(c)(iii) sets forth a complete and accurate list of the holders of the Warrants and the number of Company Common Shares subject to such Warrants. No beneficiary under the Company’s existing stock appreciation rights plan that will be superceded by the Company Performance Reward Plan has any rights under such stock appreciation rights plan to receive in connection with the Merger (x) any payments (other than payments under the Company Performance Reward Plan) or (y) any equity interest in the Company.

(iv) Except as set forth in Schedule 5.1(c)(iv), other than this Agreement and the Voting Agreements, there are no outstanding contractual obligations of the Company (A) restricting the transfer of, (B) affecting the voting rights of, (C) requiring the repurchase, redemption or disposition of, or containing any right of first refusal with respect to, (D) requiring the registration for sale of, or (E) granting any preemptive or antidilutive rights with respect to, any of the Company Common Shares or any capital stock of, or other equity interests in, the Company. Except as set forth in Schedule 5.1(c)(iv), there are no outstanding contractual obligations of the Company to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any Person.

(d) Compliance with Obligations and Laws. Neither the Company nor any of its Subsidiaries is: (i) in violation of its charter or bylaws or similar documents; (ii) in default in the performance of any obligation, agreement or condition of any material debt instrument which (with or without the passage of time or the giving of notice, or both) affords to any Person the right to accelerate any indebtedness or terminate any right; or (iii) in material violation of any Law applicable to it or its business or assets.

(e) Financial Statements.

(i) The Company has delivered to Parent complete and correct copies of (A) the audited consolidated balance sheets of the Company and its Subsidiaries as of December 31, 2002, 2001 and 2000 (the “Audited Balance Sheets”), and the related audited consolidated statements of income, statements of stockholders’ equity, and statements of cash flows for the periods then ended (the “Audited Statements”), and (B) the unaudited consolidated balance sheet and income statement of the Company and its Subsidiaries as of July 31, 2003 (the “Recent Financial Statements,” and collectively with the Audited Balance sheets and the Audited Statements, the “Financial Statements”). The Financial Statements present fairly in all material respects the financial position, results of operations and cash flows of the Company and its Subsidiaries for the periods or as of the dates set forth therein and were prepared in conformity with GAAP on a consistent basis throughout the periods involved except as otherwise noted therein and, with respect to the Recent Financial Statements, subject to the absence of footnotes and year-end adjustments. Except as set forth on Schedule 5.1(e)(i), the books and records of the Company and its Subsidiaries upon which the Financial Statements are based and the financial books and records generated subsequent to the date of the Recent Financial Statements are properly and accurately kept, and are complete and correct in all material respects.

(ii) Except as set forth in the Recent Financial Statements, and except for liabilities and obligations incurred in the Ordinary Course of Business since July 31, 2003 or as set forth on Schedule 5.1(e)(ii) (none of which has had or could be reasonably expected to have, a Material Adverse Effect), the Company does not have any material undisclosed Liabilities or obligations of any nature required by GAAP to be set forth on a consolidated balance sheet of the Company or which have had or could be reasonably expected to have, a Material Adverse Effect.

(iii) Notwithstanding the foregoing, in no event will the Company be deemed to have made any representation or warranty with respect to any projections, estimates or budgets delivered to or made available to Parent of future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of the Company and its Subsidiaries.

(f) Indebtedness. Except as disclosed in Schedule 5.1(f) hereto or in the Recent Financial Statements, none of the Company or any Subsidiary thereof has any material Liability for Indebtedness. Except for the letters of credit (the “Outstanding Letters of Credit”) disclosed on Schedule 5.1(f) there are no letters of credit with respect to which the Company or any of its Subsidiaries has any reimbursement obligation.

(g) Absence of Certain Changes. Except as disclosed in Schedule 5.1(g) hereto, since December 31, 2002, (i) the Company and each of its Subsidiaries has operated in the Ordinary Course of Business and, (ii) there has been no change, effect, fact, event or circumstance which has had or could reasonably be expected to have a Material Adverse Effect. Except as disclosed on Schedule 5.1(g) or as expressly permitted under the terms of this Agreement, since December 31, 2002, neither the Company nor any Subsidiary thereof has:

(i) permitted or allowed any of the material assets or properties (whether tangible or intangible) of the Company or any Subsidiary to be subjected to any Lien, other than Permitted Liens or Liens that will be released at or prior to the Closing;

(ii) made any loan to, guaranteed any Indebtedness of or otherwise incurred any Indebtedness on behalf of any other Person (other than the Company or a Subsidiary);

(iii) except in accordance with reasonable commercial practices and in the Ordinary Course of Business with respect to matters being contested in good faith, failed to pay any creditor any amount owed to such creditor when due;

(iv) made any changes outside of the Ordinary Course of Business in practices and policies relating to manufacturing, purchasing, marketing, selling or pricing;

(v) merged with, entered into a consolidation with or acquired an interest of 5% or more in any Person or acquired a substantial portion of the assets or business of any Person or any division or line of business thereof, or otherwise acquired any assets (other than purchases of capital assets, inventory, supplies and other personal property in the Ordinary Course of Business);

(vi) made any single capital expenditure in excess of $200,000, or entered into any non-cancelable commitments for any capital expenditures or capital leases outside of the Ordinary Course of Business or in excess of the amounts provided for in the Company’s fiscal 2003 budget, a true and correct copy of which has been delivered to Parent, that will remain outstanding after the Effective Time in excess of $500,000 in the aggregate or entered into any capital lease;

(vii) sold, transferred, leased, subleased, licensed or otherwise disposed of any properties or assets, real, personal or mixed (including, without limitation, leasehold interests and intangible assets), other than (A) in the Ordinary Course of Business and (B) the sale of Inventories or obsolete or worn out equipment in the Ordinary Course of Business;

(viii) entered into any agreement, arrangement or transaction with any of its directors, officers or shareholders;

(ix) (A) other than in the Ordinary Course of Business granted any increase, or announced any increase or made any alteration to the wages, conditions, salaries, compensation, bonuses, incentives, pension or other benefits payable by the Company or any Subsidiary to any of its directors, officers or other employees, (B) established, increased, otherwise amended or promised to increase or otherwise amend any pension, profit sharing, deferred compensation, group insurance, severance pay, retirement, stock compensation or other employee benefits to any director, officer or employee, whether past or present under any employee plan, fund or otherwise, or (C) other than in the Ordinary Course of Business entered into any new employment, severance or consulting agreement with any director, officer or employee;

(x) except for credit memoranda issued consistent with the past practices of the Company and consistent with the practices of the Company previously disclosed to Parent written down or written up the value of any Inventories or Receivables or revalued any assets of the Company or any Subsidiary thereof;

(xi) shortened or lengthened the customary payment cycles for any payables or Receivables thereof;

(xii) amended, terminated, canceled or compromised any material claims of the Company or any Subsidiary thereof or waived any other rights of substantial value to the Company or any Subsidiary thereof;

(xiii) made any material change in any tax or financial accounting methods, principles, practices or elections utilized by the Company or any Subsidiary in the preparation of the latest Tax returns or Financial Statements, other than such changes required by GAAP;

(xiv) other than in the Ordinary Course of Business, amended, modified or consented to the termination of any Scheduled Contract or the Company’s or any of its Subsidiary’s rights thereunder;

(xv) amended or restated the articles of incorporation or the by-laws (or other organizational documents) of the Company or any Subsidiary thereof;

(xvi) other than terminations of employment in the Ordinary Course of Business, terminated, discontinued, closed or disposed of any plant, facility or other business operation, or laid off any employees or implemented any early retirement, separation or other program providing early retirement window benefits (whether or not within the meaning of Section 1.401(a)-4 of the Treasury Regulations) or announced or planned any such action or program for the future;

(xvii) made any express or deemed material election or settled or compromised any material liability with respect to Taxes of the Company or any Subsidiary thereof;

(xviii) allowed any material Permit that was issued or relates to the Company or any Subsidiary thereof to lapse or terminate or failed to renew any such Permit that is scheduled to terminate or expire within 45 calendar days of the Closing Date;

(xix) declared, set aside, or paid any dividends or other distributions with respect to any shares of capital stock or other securities of the Company or any Subsidiary thereof;

(xx) suffered any material theft, damage, destruction or loss of or to any real or personal property or properties owned by it whether or not covered by insurance;

(xxi) taken any of the actions prohibited by Section 6.1(b)(xiv); or

(xxii) agreed, whether in writing or otherwise, to take any of the actions specified in this Section 5.1(g) or granted any options to purchase, rights of first refusal, rights of first offer or any other similar rights or commitments with respect to any of the actions specified in Section 5.1(g), except in each case as expressly contemplated by this Agreement.

(h) Tangible Properties and Necessary Assets. With the exception of tangible properties disposed of since July 31, 2003 as contemplated by Section 5.1(g) and except as set forth on Schedule 5.1(h) hereto, as of (i) July 31, 2003, (ii) the date of this Agreement and (iii) the Closing Date, the Company or one of its Subsidiaries had, has and shall have, directly or indirectly, good and marketable title, free and clear of any Liens other than Permitted Liens, to all of their respective tangible properties or held, holds, or shall hold, such tangible properties by valid and existing lease or license subject to the effect of bankruptcy, insolvency, reorganization, liquidation, dissolution, moratorium or other similar laws relating to or affecting the rights of creditors generally and to the effect of the application of general principles of equity (regardless of whether considered in proceedings in law or equity). All material tangible properties of the Company and its Subsidiaries have been maintained in accordance with good business practice are in good operating condition and repair and are suitable for the purpose for which they are used and intended, ordinary wear and tear excepted.

(i) Litigation; Orders. Except as disclosed on Schedule 5.1(i) hereto, there are no Actions pending or, to the Company’s Knowledge, threatened against or directly affecting the Company or any of its Subsidiaries. Except as disclosed on Schedule 5.1(i) hereto, there are no Governmental Orders against the Company or any of its Subsidiaries or any of their respective properties, operations or businesses. None of the (i) matters set forth in Schedule 5.1(i), (ii) any other Actions pending or, to the Company’s Knowledge, threatened against or directly affecting the Company or any of its Subsidiaries and (iii) any other Governmental Orders against the Company or any of its Subsidiaries or any of their respective properties or businesses as of the Closing Date could reasonably be expected to have a Material Adverse Effect.

(j) Intellectual Property.

(i) Schedule 5.1(j) hereto sets forth as of the date hereof a true and complete list of all worldwide (A) patents and patent applications, registered trademarks and trademark applications, registered copyrights and copyright applications and domain names included in the Company Intellectual Property that are owned by the Company, (B) Company IP Agreements and (C) material unregistered Company Intellectual Property (including without limitation new inventions, trade dress, trade secrets) (the “Scheduled IP”). The registered Company Intellectual Property that is owned by the Company or its Subsidiaries is subsisting, valid and enforceable in the applicable jurisdictions. The registered Company Intellectual Property that is owned by the Company or its Subsidiaries is in compliance with formal legal requirements including without limitation the payment of filing, examination and maintenance fees, obtaining any necessary governmental approvals and the filing of affidavits of use and incontestability and renewal applications and are not subject to any fees, taxes or actions becoming due within 60 days of the Closing Date.

(ii) The Company and its Subsidiaries are entitled to use, disclose, apply for and register (to the extent registrable) the Company Intellectual Property without limitation, subject only to the terms of the Company IP Agreements.

(iii) The consummation of the transactions contemplated by this Agreement will not result in the termination, breach or impairment of any Company Intellectual Property.

(iv) Except as set forth in Schedule 5.1(j), neither the Company nor any of its Subsidiaries is infringing, misappropriating, diluting or otherwise violating the Intellectual Property of any third party. Except as set forth in Schedule 5.1(j), there are no unresolved or unsettled Actions that have been asserted, are pending or, to the Company’s Knowledge, threatened against the Company or any of its Subsidiaries (A) alleging any of the foregoing, (B) challenging or seeking to deny or restrict the use, registration or disclosure by the Company or its Subsidiaries of any of the Company Intellectual Property, or (C) alleging that the Company IP Agreements are in conflict with the terms of any license or other agreement. Except as set forth in Schedule 5.1(j), to the Company’s Knowledge, no third party is engaging in any activity that infringes, misappropriates, dilutes or otherwise violates the Company Intellectual Property.

(v) To the Company’s Knowledge, (A) the Company Software is free of all viruses, worms, Trojan horses and other known contaminants which individually or in the aggregate could reasonably be expected to materially disrupt its operations, and (B) does not contain any bugs, errors, or problems of any nature which individually or in the aggregate could reasonably be expected to materially disrupt its operations or have a material adverse impact on the operation of other software programs or operating systems.

(vi) The Company and each of its Subsidiaries has taken all reasonable steps to maintain the confidentiality of (a) its trade secrets and other confidential Company Intellectual Property and (B) any confidential Intellectual Property of third parties in the possession of the Company or its Subsidiaries. To the Company’s Knowledge, no trade secret or other confidential material which is part of the Company Intellectual Property is subject to any adverse claim or has been challenged or threatened in any way or infringes any Intellectual Property of any third party.

(vii) The Company is the owner, free and clear of any Liens (other than Permitted Liens), of the Internet web site having the URL “www.thermatru.com”. Except as set forth on Schedule 5.1(j), neither the Company nor any of its Subsidiaries owns any other Internet web sites.

(viii) Except as set forth in Schedule 5.1(j), the Company or one of its Subsidiaries is the exclusive owner of the entire and unencumbered right, title and interest in and to, or has a valid right to use without payment to a third party, each item of Company Intellectual Property actively used or which is planned to be used in the reasonably foreseeable future in, and all Company Intellectual Property necessary for, the operation of the business of the Company and its Subsidiaries, subject to the terms of the Company IP Agreements.

(ix) Except as set forth in Schedule 5.1(j), the Company Intellectual Property includes all of the Intellectual Property actively used or which is planned to be used in the reasonably foreseeable future in, and all Company Intellectual Property necessary for, the operation of the business of the Company and its Subsidiaries.

(x) To the Company’s Knowledge, there is no potentially interfering patent or patent application or trademark or trademark application of any third party relative to any Company Intellectual Property, and all products made, used or sold under material patents of the Company Intellectual Property have been marked with the proper patent notice.

(xi) Except as set forth in Schedule 5.1(j), to the Company’s Knowledge all salaried former employees employed after January 1, 1996 and current salaried employees of the Company and its Subsidiaries have executed written contracts with the Company or a subsidiary that assign all rights to any inventions, improvements, discoveries, designs, trademarks or copyrights constituting Company Intellectual Property to the Company or one of its Subsidiaries.

(xii) All royalties and payment obligations in connection with the Company Intellectual Property are disclosed in Schedule 5.1(j).

(xiii) Except as set forth in Schedule 5.1(j), to the Company’s Knowledge, there is no other material fact or circumstance which would be reasonably likely to impact the ownership, validity, enforceability, use, registrability or valuation of the Company Intellectual Property as a whole or in part.

(k) Labor Matters.

(i) Schedule 5.1(k) hereto sets forth all collective bargaining or other material agreements with labor unions or associations representing employees of the Company or its Subsidiaries (collectively, the “Collective Bargaining Agreements”). Except as disclosed in Schedule 5.1(k) hereto, (A) no labor organization or group of employees of the Company or its Subsidiaries has made a demand for recognition of a collective bargaining unit which could affect the Company or its Subsidiaries, nor have there been any such demands within the past five years; (B) there are no controversies, strikes, slowdowns or work stoppages pending or, to the Company’s Knowledge, threatened between the Company or its Subsidiaries and any of their respective employees, and neither the Company nor any Subsidiary has experienced any such controversy, strike, slowdown or work stoppage within the past three years; (C) neither the Company nor any of its Subsidiaries has breached or otherwise failed to comply in any material respect with the provisions of any collective bargaining or union contract and there are no grievances outstanding against the Company or any of its Subsidiaries under any such agreement or contract; (D) there are no complaints, disputes, arbitrations, lawsuits or administrative proceedings (other than worker’s compensation claims incurred in the Ordinary Course of Business) relating to labor or employment matters, involving any current or former Employees of the Company or any of its Subsidiaries, pending or to the Company’s Knowledge, threatened, against the Company or any of its Subsidiaries before any Governmental Authority; (E) the Company and each Subsidiary is currently in compliance with all applicable laws relating to the employment of labor, including those related to wages, hours, collective bargaining and the payment and withholding of taxes and other sums as required by the appropriate Governmental Authority; and (F) neither the Company nor any of its Subsidiaries is a party to, or otherwise bound by, any consent decree with, or citation by, any Governmental Authority relating to employees or employment practices.

(ii) The Company has provided to Parent a true, correct and complete listing of the current salary, payments or wage, incentive pay and bonuses, accrued vacation and the current status (as to leave or disability pay status, leave eligibility status, full or part time, exempt or non-exempt, temporary or permanent status) of all salaried employees and, to the extent applicable, independent contractors and leased employees, as of the date hereof.

(iii) To the Company’s Knowledge, no officer or significant employee (whose departure could significantly disrupt the provision of services by a department or function) of the Company or its Subsidiaries and no group of the Company’s or the Subsidiaries’ employees has any plans to terminate his, her or its employment.

(l) Insurance. All insurance policies to which the Company or a Subsidiary of the Company is a party, a named insured, or otherwise the beneficiary of coverage, and such policies’ deductible and coverage amounts, are listed on Schedule 5.1(l), and correct and complete copies of such policies have been delivered to Parent. All premiums on such policies which are due and payable have been paid in full.

(m) Scheduled Contracts. Schedule 5.1(m) hereto lists, as of the date hereof, each of the following written contracts, agreements, licenses, understandings and leases to which the Company and its Subsidiaries are parties or bound (each, a “Scheduled Contract”):

(i) each contract, agreement and purchase order for the furnishing of supplies or services to the Company or any Subsidiary (except for purchase orders for raw materials and supplies in the Ordinary Course of Business) under the terms of which the Company or any Subsidiary: (A) is expected to pay or otherwise give consideration of more than $200,000 in the aggregate during the fiscal year ending December 31, 2003, (B) is expected to pay or otherwise give consideration of more than $200,000 in the aggregate over the remaining term of such contract or (C) involving consideration in excess of $200,000 and which cannot be canceled by the Company or such Subsidiary without penalty or further payment and without more than 30 days’ notice;

(ii) each contract, agreement and purchase order for the sale of Inventory (except for purchase orders for the sale of Inventory in the Ordinary Course of Business) or for the furnishing of services by the Company or any Subsidiary which: (A) is expected to involve consideration of more than $200,000 in the aggregate during the fiscal year ending December 31, 2003, (B) is expected to involve consideration of more than $200,000 in the aggregate over the remaining term of the contract, agreement or purchase order or (C) involving consideration in excess of $200,000 and which cannot be canceled by the Company or such Subsidiary without penalty or further payment and without more than 30 days’ notice;

(iii) all broker, distributor, dealer, manufacturer’s representatives, franchise, agency, sales promotion, market research, marketing consulting and advertising contracts and agreements to which the Company or any Subsidiary is a party and which involve payment in excess of $50,000 in any calendar year;

(iv) all contracts with independent contractors or consultants (or similar arrangements) with respect to which the Company or any Subsidiary is a party and which involve payment in excess of $50,000 in any calendar year and which are not cancelable without penalty or further payment and without more than 30 days’ notice;

(v) all notes, mortgages, indentures, guarantees, contracts and agreements, in each case relating to Indebtedness of the Company or any Subsidiary;

(vi) all contracts and agreements that limit or purport to limit the ability of the Company or any Subsidiary to compete in any line of business or with any Person or in any geographic area or during any period of time;

(vii) all contracts and agreements between or among the Company or any Subsidiary on one hand and any Affiliate of the Company or its Subsidiaries on the other; and any employment, severance, consulting agreement, non-solicitation, non-competition, confidentiality or commitment with any officer, director, senior executive or key employee;

(viii) all contracts and agreements containing any change of control provisions;

(ix) any contract under which the Leased Real Property is being leased;

(x) any joint venture or partnership contract or agreement;

(xi) any contract or agreement for capital expenditures in excess of $200,000;

(xii) any bonus, pension, profit sharing, retirement, deferred compensation, savings, stock option, insurance, health, fringe benefit or other plan providing similar employee benefits or compensation; and

(xiii) all other contracts and agreements, whether or not made in the Ordinary Course of the Business (except for purchase orders as described in clause (i) above), which are material to the Company or any Subsidiary thereof or the conduct of the business thereof or the absence of which could reasonably be expected to have a Material Adverse Effect.

Except as disclosed in Schedule 5.1(m), each Scheduled Contract: (i) is valid and binding on the Company or its Subsidiary, as applicable, and, to the Company’s Knowledge, on the other parties thereto and (ii) upon consummation of the transactions contemplated by this Agreement, except to the extent that any consents set forth in Schedule 5.1(m) are not obtained, shall continue in full force and effect, enforceable against the Company or its Subsidiary, as applicable, and, to the Company’s Knowledge, the other parties thereto in accordance with the terms thereof without penalty or other adverse consequence, subject in each case to the effect of bankruptcy, insolvency, reorganization, liquidation, dissolution, moratorium or other similar Laws relating to or affecting the rights of creditors generally and to the effect of the application of general principles of equity (regardless of whether considered in proceedings at law or in equity) and to limitations imposed by other applicable Laws which limitations do not render the Scheduled Contracts invalid as a whole or affect the Company’s or its Subsidiary’s practical realization of the principal rights and benefits intended to be provided thereby (collectively, the “Enforceability Limitations”). Neither the Company nor any Subsidiary is in breach of, or default under, any Scheduled Contract in any material respect. To the Company’s Knowledge, no other party to any Scheduled Contract is in breach of, or default under, any Scheduled Contract in any material respect. The Company has made available to Parent true and complete copies of all written Scheduled Contracts.

(n) Licenses, Approvals, Other Authorizations, Consents, Reports, Etc.

(i) Except as set forth in Schedule 5.1(n) hereto, the Company or its Subsidiaries possess or have been granted all material governmental licenses, permits, franchises and other authorizations of any Governmental Authority necessary for the operation of its business as currently conducted (the “Licenses”). Except as set forth on Schedule 5.1(n) hereto, all such Licenses are in full force and effect. Except as set forth on Schedule 5.1(n) hereto, no proceeding is pending or, to the Company’s Knowledge, threatened seeking the revocation or limitation of any License.

(ii) Schedule 5.1(n) hereto contains a list of all material registrations, filings, applications, notices, consents, approvals, orders, qualifications and waivers required to be made, filed, given or obtained by the Company or any of its Subsidiaries with, to or from any Persons or Governmental Authorities in connection with the consummation of the transactions contemplated by this Agreement, except for those that become applicable solely as a result of the specific regulatory status of Parent or its Affiliates.

(o) Environmental Matters. All representations included in this Section 5.1(o) are qualified by, and are subject to, any and all information contained in the reports listed on Schedule 5.1(o) or otherwise disclosed on Schedules 5.1(o)(i)-(vii).

(i) Compliance with Environmental Laws. With respect to the periods during which the Company or its Subsidiaries owned or operated the Real Property or the real property formerly owned or operated thereby, and, to the Company’s Knowledge, with respect to any other period: (A) The Company and its Subsidiaries and all uses and conditions of the Real Property have been and are in material compliance with and no material Liability has arisen under all applicable Environmental Laws, (B) neither the Company nor any of its

Subsidiaries has received any notice of violation or other written communication that has not been fully resolved and, to the Company’s Knowledge, there are no facts or circumstances concerning any material alleged violation or Liability arising under any Environmental Law with respect to the Real Property or the business thereof or any use or condition thereof, (C) any real property formerly owned, used or leased by the Company or its Subsidiaries was in material compliance with, and no material Liability has arisen under, all applicable Environmental Laws and (D) neither the Company nor any of its Subsidiaries has received any notice of violation or other written communication that has not been fully resolved and, to the Company’s Knowledge, there are no facts or circumstances concerning any alleged material violation or Liability arising under any Environmental Law with respect to such formerly owned or operated real property or any use or condition thereof.

(ii) Handling of Hazardous Materials. (A) Neither the Company nor any of its Subsidiaries nor any other present owners, tenants, occupants or users of the Real Property have treated, stored, recycled or disposed of Hazardous Materials (as those terms are used in RCRA) on the Real Property or, during the time formerly owned or operated by the Company or its Subsidiaries, any real property formerly owned, leased or operated thereby; and (B) to the Company’s Knowledge, former owners, tenants, occupants or users of the Real Property have not treated, stored or disposed of any Hazardous Materials (as used in RCRA) on the Real Property.

(iii) No Release of Hazardous Materials. With respect to the periods during which the Company or its Subsidiaries owned or operated the Real Property or the real property formerly owned or operated thereby, and, to the Company’s Knowledge, with respect to any other period: (A) there was no and there is no Release or threatened Release by the Company or its Subsidiaries of any Hazardous Material existing on, beneath or from the surface, subsurface or ground water of the Real Property and there was no Release of any Hazardous Materials at any real property formerly owned, leased or used by the Company or any of its Subsidiaries except, as to both clauses, a Release authorized by Environmental Laws or Environmental Permits, (B) there is no Remedial Action related to any Real Property or any real property formerly owned, leased or used by the Company or any of its Subsidiaries or, to the Company’s Knowledge, any other real property to which Hazardous Materials generated by or related to the Company or any of its Subsidiaries came to be located for which the Company or any of its Subsidiaries may have Liability and (C) no Hazardous Materials exist on, in, beneath or are migrating or have migrated from the soil, surface water, sediment, or groundwater of the Real Property.

(iv) Environmental Permits. With respect to the periods during which the Company or its Subsidiaries owned or operated the Real Property or the real property formerly owned or operated thereby, and, to the Company’s Knowledge, with respect to any other period: the Real Property and the operations of the Company and its Subsidiaries have timely obtained, renewed and maintained in good standing and have been and are in material compliance with all Environmental Permits. Neither the Company nor any of its Subsidiaries has received any notice or other written communication and, to the Company’s Knowledge, there are no facts or circumstances concerning any alleged violation of any such Environmental Permits except for any that have been fully resolved. Schedule 5.1(o)(iv) contains a list of all material Environmental Permits currently maintained at each Real Property.

(v) Environmental Claims. There are no Environmental Claims pending or, to the Company’s Knowledge, threatened against or affecting the Real Property, the Company or any of its Subsidiaries.

(vi) No Tanks, Asbestos or PCB’s. There are no aboveground or underground storage tanks currently or, to the Company’s Knowledge, formerly located on the Real Property used or formerly used for the purpose of storing any Hazardous Material. There is no PCB-containing equipment or PCB-containing material, or any asbestos containing material on the Real Property, except, in each case, for any of the above maintained in material compliance with Environmental Laws.

(vii) Lists and Liens. The Real Property and, to the Company’s Knowledge, any real property formerly owned, operated, leased, or used by the Company or its Subsidiaries is not listed on any or nominated for listing on the National Priority List promulgated by the United States Environmental Protection Agency or any analogous state list.

(viii) Documents. The Company and each of its Subsidiaries has provided the Parent with access to or copies of substantially all documents, correspondence, pleadings, reports, assessments, analytical results, Environmental Permits or other records in their possession or control concerning Environmental Laws or Hazardous Materials.

(p) Taxes.

(i) The term “Tax” means any net income, capital gains, gross income, gross receipts, sales, use, transfer, ad valorem, franchise, profits, license, capital, withholding, payroll, employment, excise, goods and services, severance, stamp, occupation, premium, property, windfall profits or other tax or customs duties, or any interest, any penalties, additions to tax or additional amounts incurred or accrued under applicable tax law or properly assessed or charged by any taxing authority (domestic or foreign). For purposes of this definition “Tax” shall include any interest, penalties, additions to tax, or additional amounts relating to taxes, regardless of whether such items are incurred, accrued, assessed or similarly charged on, before or after the Closing Date.

(ii) For purposes of this Section 5.1(p), the “Company” shall be deemed to include any Subsidiary of the Company and any predecessor thereof.

(iii) The Company has timely filed true, correct and complete tax returns, reports or estimates, all prepared in accordance with applicable Laws, for all years and periods (and portions thereof) and for all jurisdictions (whether federal, state, local or foreign) in which any such returns, reports or estimates were due. All Taxes, as due and payable in respect of such returns, reports and estimates have been paid, and there is no current liability for any Taxes due in connection with any such returns. All Taxes not yet due and payable have been fully accrued on the books of the Company and adequate reserves have been established therefor. There are no unpaid assessments for additional Taxes for any period and, to the Company’s Knowledge, there is no basis therefor. All charges, accruals, and reserves for Taxes provided for on the Financial Statements are adequate. True, correct, and complete copies of all federal, state and foreign tax returns filed by the Company for the past five years have been provided to the Parent.

(iv) The Company has never been a member of any consolidated, combined or unitary group for federal, state, local or foreign Tax purposes other than the group of which the Company is currently the parent corporation.

(v) The Company is not a party to any joint venture, partnership or other arrangement that could be treated as a partnership for federal income Tax purposes.

(vi) The Company has (i) withheld all required amounts from its employees, agents, contractors and nonresidents and remitted such amounts to the proper agencies; (ii) paid all employer contributions and premiums; and (iii) filed all federal, state, local and foreign returns and reports with respect to employee income Tax withholding, social security unemployment Taxes and premiums, all in compliance with the withholding Tax provisions of the Code as in effect for the applicable year and other applicable federal, state, local or foreign laws.

(vii) The federal income tax returns of the Company have been examined by the IRS, or have been closed by the applicable statute of limitations, for all periods through December 31, 1999; the state tax returns of the Company have been examined by the relevant agencies or such returns have been closed by the applicable statute of limitations for all periods through December 31, 1998; no deficiencies or reassessments for any Taxes have been proposed, asserted or assessed against the Company by federal, state, local or foreign taxing authority and remain unresolved or unpaid.

(viii) The Company has not executed or filed with any taxing authority (whether federal, state, local or foreign) any agreement or other document extending or having the effect of extending the period for assessment, reassessment or collection of any Taxes, and no power of attorney granted by the Company with respect to any Taxes is currently in force.

(ix) No federal, state, local or foreign Tax audits or other administrative proceedings, discussions or court proceedings are presently pending with regard to any Taxes or tax returns of the Company and no additional issues are being asserted against the Company in connection with any existing audits of the Company.

(x) The Company has not entered into any agreement relating to Taxes which affects any taxable year ending after the Closing Date.

(xi) The Company has not at any time during the past five years used the cash method of accounting. The Company has not agreed to and it is not required to make any adjustment by reason of a change in accounting methods that affects any taxable year ending after the Closing Date. Neither the IRS nor any other agency has proposed any such adjustment or change in accounting methods that affects any taxable year ending after the Closing Date. The Company has no application pending with any taxing authority requesting permission for any changes in accounting methods that relate to its business or operations and that affects any taxable year ending after the Closing Date.

(xii) The Company is not and never has been a party to any tax sharing agreement or similar arrangement for the sharing of Tax liabilities or benefits other than any such agreements or arrangement solely between the Company and any of its Subsidiaries.

(xiii) The Company has not participated in any reportable or listed transaction as defined in Code Section 6011.

(xiv) Except as set forth on Schedule 5.1(p), there is no contract, agreement, plan or arrangement covering any employee or former employee of the Company that, individually or collectively, could give rise to the payment by the Company of any amount that would not be deductible by reason of Code section 280G.

(xv) No asset of the Company is tax-exempt use property under Code section 168(h).

(xvi) No portion of the cost of any asset of the Company has been financed directly or indirectly from the proceeds of any tax-exempt state or local government obligation described in Code section 103(a).

(xvii) None of the assets of the Company is property that the Company is required to treat as being owned by any other person pursuant to the safe harbor lease provision of former Code section 168(f)(8).

(xviii) The Company does not have and has not had a permanent establishment in any foreign country and does not and has not engaged in a trade or business in any foreign country.

(xix) The Company is not currently, and never has been, a “United States real property holding corporation” within the meaning of Code section 897(c)(2).

(xx) In the past five years, the Company has not been a party to a transaction that is reported to qualify as a reorganization within the meaning of Code section 368, distributed a corporation in a transaction that is reported to qualify under Code section 355, or been distributed in a transaction that is reported to qualify under Code section 355.

(xxi) None of the holders of Company Common Shares, holders of Options, holders of Warrants, or the Company is a foreign person within the meaning of Code section 1445.

(xxii) No Claim has ever been made by a Governmental Authority in a jurisdiction where the Company does not file tax returns that the Company is or may be subject to taxation by that jurisdiction.

(xxiii) The Company has no liability for the Taxes of any other person under Treasury Regulation Section 1.1502-6 (or any similar provision of any Law), as a transferee or successor, by contract or otherwise.

(q) Real Estate.

(i) Schedule 5.1(q)(i) lists the location of each parcel of Owned Real Property. The Company has furnished Parent and Merger Sub with copies of the surveys and title reports listed on Schedule 5.1(q)(i), (all of the title reports in Schedule 5.1(q)(i) being referred to collectively as the “Title Reports”). Except as set forth in Schedule 5.1(q)(i), the Company and each of its Subsidiaries has good and marketable title to the Owned Real Property, subject only to Permitted Encumbrances. The Owned Real Property and the Leased Real Property comprise all the real property (or its interests therein) used by the Company and its Subsidiaries in the operation of the business.

(ii) All of the buildings, fixtures, leasehold improvements and other improvements used by the Company or any Subsidiary thereof that are material to the operation of the business (the “Improvements”) are fit for the purpose intended and are in good condition and repair, ordinary wear and tear excepted.

(iii) Except as otherwise provided herein, Schedule 5.1(q)(iii) sets forth a true and complete list of all leases, subleases and licenses and other occupancy agreements under which the Company or any of its Subsidiaries is either a tenant or subtenant (collectively, the “Leases”) relating to the Real Property. As of the date of this Agreement, the Company has delivered to Parent and Merger Sub all documents, surveys, title reports and lease agreements in the Company’s or any of its Subsidiaries possession relating to the Leases. The Company shall deliver or cause its Subsidiaries to deliver to Parent and Merger Sub at the Closing the Leases and any related documents that have come into the Company’s or any of its Subsidiaries possession between the date hereof and the Closing. With respect to each of the Leases, except as otherwise set forth in Schedule 5.1(q)(iii), as of the date of this Agreement no party to any Lease has exercised or given any written notice of exercise of, any option, right of first offer or right of first refusal contained in any such Lease, including, without limitation, any such option or right pertaining to purchase, expansion, renewal, extension or relocation that has been received by the Company or any of its Subsidiaries that has not been made available to Parent and Merger Sub. Each of the Leases (i) is valid and enforceable against the Company or its Subsidiary, as applicable, and, to the Company’s Knowledge, any other party thereto, and (ii) is in full force and effect in accordance with its respective terms, subject to the Enforceability Limitations and neither the Company nor any Subsidiary thereof has sent or received any notice of default by it under the terms of any Lease, and neither the Company nor any Subsidiary thereof is in material default under the terms of any Lease, nor, to the Company’s Knowledge, does there exist any condition which, with notice or lapse of time or both, would constitute a material default by the Company or any Subsidiary thereof under the terms of any such Lease.

(iv) Except as described in Schedule 5.1(q)(iv), since January 1, 2001 neither the Company nor any Subsidiary thereof has received notice of a material violation of any Law (including, without limitation, any building, planning or zoning law) relating to any of the Real Property. Either the Company or a Subsidiary thereof is in peaceful and undisturbed possession of each parcel of the Real Property, subject in each case to the Permitted Encumbrances, and neither Company nor any Subsidiary thereof has received since January 1, 2001 notice that there are any contractual or legal restrictions that preclude or restrict in any material respect the ability to use the Real Property for the purposes for which it is currently being used.

(v) Neither the Company, nor any Subsidiary thereof has received since January 1, 2001 written notice of any condemnation proceedings or eminent domain proceedings of any kind pending or threatened against the Real Property.

(vi) Neither the Company nor any Subsidiary thereof is in material default under and has not materially breached, and the Improvements do not materially violate and, to the Company’s Knowledge, no event has occurred or is continuing which with notice or the passage of time, or both, would constitute a default by the Company or any Subsidiary thereof under, any of the covenants, restrictions, rights-of-way, licenses, agreements or easements affecting title to or relating to the use of the Real Estate, and no such covenants, restriction, right-of-way, license, agreement or easement has impaired in any material way the right of the Company or any Subsidiary thereof to conduct business at the Real Estate, nor has the Company or any Subsidiary thereof received since January 1, 2001 any notice or have any Knowledge of any fence dispute, boundary dispute, boundary line question, encroachment, setback line violation, water dispute, or drainage dispute concerning or affecting the Real Estate.

(vii) Except as set forth in Schedule 5.1(q)(vii), there have been no improvements made to or constructed on any Owned Real Property which have not been fully paid. The Company represents that it will not undertake and no Subsidiary thereof will undertake any improvements on any of the Owned Real Property between the date of this Agreement and the Closing Date, other than in the Ordinary Course of Business.

(viii) Except as set forth in the Title Reports or in the applicable real estate tax duplicate, there are no special or other assessments for public improvements or otherwise now affecting the Real Property nor, to the Company’s Knowledge, are there any pending or threatened special assessments affecting the Real Property or any contemplated improvements affecting the Real Property that may result in special assessments affecting the Real Property.

(ix) The Improvements have not, during the last two years, experienced any material interruption in the delivery of adequate quantities of any utilities (including, without limitation, electricity, natural gas, potable water, water for cooling or similar purposes and fuel oil, but excluding any electricity interruption due to storm damage or other regional power failure) or other public services, including, without limitation, sanitary and industrial sewer services, required by the Company or any Subsidiary in the operation of the business of the Company and its Subsidiaries.

(r) Brokers, Finders, Etc. Neither the Company nor any of its Subsidiaries has employed, or is subject to any valid claim of, any broker, finder, consultant or other intermediary in connection with the transactions contemplated by this Agreement who might be entitled to a fee or commission in connection with such transactions, which fee will not be paid by the Fully-Diluted Stockholders or on their behalf on or prior to Closing. Except for expenses deducted from Merger Consideration pursuant to Section 4.2(a), neither the Company or its Subsidiaries has incurred any fees or expenses in connection with the transactions contemplated under this Agreement that have not been paid prior to the Target Date.

(s) Receivables; Inventories.

(i) The Receivables reflected on the Recent Financial Statements and those arising after the date thereof and prior to the Target Date are valid in the Ordinary Course of the Business consistent with past practice and are (a) not subject to claims of set-off or other defenses or counterclaims other than normal cash discounts, credit memoranda described and permitted by Section 5.1(g)(x) and returns, in each case accrued in the Ordinary Course of Business and (b) except as and to the extent of the bad debt reserve, if any, reflected on the Recent Financial Statements (as adjusted through August 31, 2003), collectible within 150 days of the Target Date.

(ii) Except as reserved for in the Recent Financial Statements (as adjusted through August 31, 2003), the Inventories do not consist of items that are obsolete or damaged or any items held on consignment. Neither the Company nor any of its Subsidiaries is under any obligation or liability with respect to accepting returns of items of Inventory or merchandise in the possession of their customers other than in the Ordinary Course of Business. Schedule 5.1(s) contains a complete list of the addresses of all warehouses and other facilities in which the Inventories are located. Except as reserved for in the Recent Financial Statements, the Inventories reflected on the Recent Financial Statements and those arising after the date thereof and prior to the Target Date were in good and merchantable condition, were suitable and usable for the purposes for which they were intended and were in a condition such that they can be sold in the Ordinary Course of the Business.

(iii) The specific reserves with respect to Inventories and Receivables on the Recent Financial Statements as adjusted through August 31, 2003 are described on Schedule 5.1(s)(iii) hereto (the “Specific Reserves”).

(t) Employee Benefits.

(i) Each Employee Benefit Plan (and each related trust, insurance contract, or fund) is identified on Schedule 5.1(t) and complies in form and in operation with the applicable requirements of ERISA, the Code, and other applicable laws, rules and regulations, and, to the Company’s Knowledge, no event has occurred that could reasonably cause any Employee Benefit Plan to fail to comply with such requirements.

(ii) All required reports and descriptions (including but not limited to Form 5500 Annual Reports, Summary Annual Reports, PBGC Form 1s, and Summary Plan Descriptions) have been filed or distributed appropriately with respect to each Employee Benefit Plan. The requirements of Part 6 of Subtitle B of Title I of ERISA and of Code § 4980B have been met with respect to each Employee Benefit Plan that is subject to them.

(iii) All contributions (including all employer contributions and employee salary reduction contributions or other contributions) that are due have been paid to each Employee Benefit Plan, and all contributions for any period ending on or before the Effective Time and are not yet due have been paid to each Employee Pension Benefit Plan or accrued in accordance with the past custom and practice of the Controlled Group. All required premiums or other payments (other than contributions) that are due and payable for all periods ending on or before the Effective Time have been paid with respect to each Employee Benefit Plan.

(iv) Each Employee Benefit Plan that is an Employee Pension Benefit Plan and is intended to be “qualified” under Code § 401(a) has received a current favorable determination letter from the Internal Revenue Service (or has been or will be timely submitted to the Internal Revenue Service for a current favorable determination letter or is currently maintained under a prototype or master plan that has been approved by the Internal Revenue Service and updated to comply with applicable laws), and, to the Company’s Knowledge, no fact, situation, circumstance, condition or occurrence exists that would reasonably be expected to adversely affect the qualified status under Code Section 401(a) of any such Employee Benefit Plan.

(v) Each Employee Benefit Plan that is an Employee Pension Benefit Plan is a defined contribution plan. No Employee Benefit Plan is a Multiemployer Plan. The Company may terminate (or, if applicable, terminate its participation in) all of the Employee Benefit Plans at any time.

(vi) The Company has delivered to Parent correct and complete copies of the plan documents and summary plan descriptions, summaries of material modification that have not yet been incorporated into the summary plan descriptions, award agreements, summaries of outstanding awards, the most recent determination letter received from the Internal Revenue Service, the three most recent Form 5500 Annual Reports, the most recent plan financial statements, a report of current premium costs, with the employer- and employee-paid portions identified, and all related trust agreements, insurance contracts, and other funding agreements which implement each such Employee Benefit Plan, together with any correspondence from any government authority regarding the Employee Benefit Plan.

(vii) There have been no Prohibited Transactions with respect to any Employee Benefit Plan. To the Company’s Knowledge, no fiduciary has any Liability for breach of fiduciary duty or any other failure to act or comply in connection with the administration or investment of the assets of any Employee Benefit Plan. No Action with respect to the administration or the investment of the assets of any Employee Benefit Plan is pending or, to the Company’s Knowledge, threatened, and to the Company’s Knowledge, there is no basis for any such Action. There is no pending or, to the Company’s Knowledge, threatened claim against or under any Employee Benefit Plan, other than claims for benefits in the Ordinary Course of Business.

(viii) Except as set forth on Schedule 5.1(t), neither the Company nor any member of the Controlled Group maintains or ever has maintained or contributes, ever has contributed, or ever has been required to contribute to any Employee Welfare Benefit Plan providing medical, health, or life insurance or other welfare type benefits for current or future retired or terminated employees, their spouses, or their dependents (other than in accordance with Code § 4980B or health care continuation provisions of applicable state law).

(ix) Except as set forth on Schedule 5.1(t), the transactions contemplated by this Agreement will not entitle any employee of the Controlled Group to any type of payment under any Employee Benefit Plan, or to any payment that would be an “excess parachute payment” under Code § 280G.

(x) Other than pursuant to the terms and conditions of the Company Performance Reward Plan, the agreements set forth in Section 6.11 and payment of the 2003 incentive bonus payments in accordance with the Company’s policies, there are no management bonuses or payments payable at or following the Effective Time (including any “stay”, “success” or similar payments) by the Company or any of its Subsidiaries.

(u) Affiliate Transactions. All contracts, agreements and other transactions (other than as described in Schedule 5.1(g) or in respect of payment or compensation and bonuses in the Ordinary Course of Business) between the Company or any of its Subsidiaries, on the one hand, and any officer, director, stockholder, senior executive or other Affiliate thereof, on the other hand, that are currently in effect are listed on Schedule 5.1(u). Except as set forth on Schedule 5.1(u), neither any officer, director, 1% or greater stockholder or senior executive of the Company or its Subsidiaries, nor any spouse, child or other relative of any of such persons, owns, or has any interest, directly or indirectly, in any of the Real Property or other assets owned by, leased to or otherwise used by the Company or its Subsidiaries.

(v) Subsidiaries. Schedule 5.1(v), contains a list of all Subsidiaries of the Company, and sets forth the legal form and jurisdiction of incorporation of each such Subsidiary and the amount of the equity interest owned, directly or indirectly, by the Company. Except as set forth on Schedule 5.1(v) all of the outstanding shares of capital stock or other equity interests of each of the Subsidiaries of the Company have been duly authorized and validly issued and are fully paid and non-assessable, are not subject to any preemptive rights and are owned by the Company, directly or indirectly, free and clear of all Liens. Except as set forth on Schedule 5.1(v), there are no outstanding options, conversion rights, phantom stock plans, warrants or other rights in existence to acquire from any of the Subsidiaries any of such Subsidiaries capital stock or other equity interests. Other than the Subsidiaries identified on Schedule 5.1(v) or as otherwise indicated thereon, the Company does not own any equity interest, directly or indirectly, in any other Person. Neither the Company nor any of its Subsidiaries owns any equity interest in any competitor, supplier or customer thereof.

       5.2 Representations and Warranties of Parent and Merger Sub. Parent and Merger Sub hereby represent and warrant to the Company (except as specifically set forth in the corresponding Section of disclosure schedules attached hereto (the “Parent Disclosure Schedules”)), as of the date hereof, as follows:

(a) Incorporation; Authorization; Etc. Parent is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Merger Sub is a corporation duly organized, valid existing and in good standing under the laws of the State of Ohio. Each of Parent and Merger Sub has full corporate power to execute and deliver this Agreement, to perform its respective obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement, the performance of Parent’s and Merger Sub’s obligations hereunder and the consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate or other proceedings on the part of Parent and

Merger Sub, their respective Boards of Directors and their respective stockholders or members and no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize this Agreement or for Parent or Merger Sub to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby will not (i) violate any provision of the charter or by-laws or similar organizational instrument of Parent, Merger Sub or any of their respective Subsidiaries, or (ii) violate in any material respect any provision of, or be an event that is (or with the passage of time will result in) a violation in any material respect of, or result in the acceleration of or entitle any party to accelerate (whether after the giving of notice or lapse of time or both) any obligation under, or result in the imposition of any Lien upon any of Parent’s, Merger Sub’s or any of their respective Subsidiaries’ assets or properties pursuant to, any Lien or any material contract, lease, agreement, instrument, order, arbitration award, judgment or decree to which Parent, Merger Sub or any of their respective Affiliates is a party or by which Parent, Merger Sub or any of their respective Affiliates is bound, (iii) assuming the consents, approvals, authorizations or permits and filings or notifications referred to in Section 5.2(c) are duly and timely obtained or made and the approval of the Merger by the stockholders of the Company in accordance with the ORC and the Company’s articles of incorporation and code of regulations has been obtained, violate in any material respect any order, writ, injunction, decree, statute, rule or regulation applicable to Parent or Merger Sub or to any of their respective assets (provided Parent and Merger Sub make no representation with respect to any obligation under the HSR Act). This Agreement has been duly executed and delivered by Parent and Merger Sub, and, assuming the due execution hereof by the Company, this Agreement constitutes the legal, valid and binding obligation of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms, subject to the effect of bankruptcy, insolvency, reorganization, liquidation, dissolution, moratorium or other similar laws relating to or affecting the rights of creditors generally and to the effect of the application of general principles of equity (regardless of whether considered in proceedings at law or in equity).

(b) Brokers, Finders, Etc. Neither Parent nor Merger Sub has employed, nor is Parent or Merger Sub subject to the valid claim of, any broker, finder, consultant or other intermediary in connection with the transactions contemplated by this Agreement who might be entitled to a fee or commission from the Company or any of its Affiliates in connection with such transactions.

(c) Approvals, Other Authorizations, Consents, Reports, Etc. The execution, delivery and performance by Parent and Merger Sub of this Agreement do not require any material consent, approval, authorization or other order of, action by, filing with, or notification to, any Person or Governmental Authority, provided, however, neither Parent or Merger Sub makes any representation as to the filing requirements under the HSR Act.

(d) Litigation. There is no legal proceeding pending or, to the knowledge of Parent or Merger Sub, threatened against the Parent or Merger Sub, other than those which would not reasonably be expected to have a material adverse effect on any of the Fully-Diluted Stockholders or the ability of Parent and Merger Sub to consummate the transactions contemplated hereby.

(e) Financing. The Parent has obtained commitments for financing in an aggregate amount sufficient to pay the amounts required to be paid by it, the Surviving Corporation or Merger Sub pursuant to this Agreement and all contemplated fees and expenses related to the transactions contemplated by this Agreement to be paid by Parent, Merger Sub or the Surviving Corporation.

(f) Certain Agreements. Except for the Management Incentive Payments and other proposed compensation arrangements described on Schedule 5.2(f), neither Parent nor any of its Affiliates has offered or agreed (i) to pay or has paid any amount or (ii) to provide any other material benefit to any officer or employee of the Company or its Subsidiaries in connection with the transactions contemplated hereby and/or Parent’s future ownership of the Company and its Subsidiaries.

ARTICLE VI

ADDITIONAL COVENANTS AND AGREEMENTS

       6.1 Conduct of Business.

(a) The Company covenants and agrees that, during the period from the date of this Agreement to the Effective Time (unless the Parties shall otherwise agree in writing and except as otherwise contemplated by this Agreement) it will, and will cause each of its Subsidiaries to, (i) conduct its operations in the Ordinary Course of Business, with no less diligence and effort than would be applied in the absence of this Agreement, (ii) use its commercially reasonable efforts to keep available the service of its current officers and employees and preserve its relationships with customers, suppliers and others having business dealings with it, and (iii) timely file all material Tax returns in accordance with past practices and proceedings; provided, however, that none of the following shall in themselves (either alone or in combination) constitute a failure to comply with the foregoing provisions of this Section 6.1(a), and none of the following shall be taken into account in determining whether the Company has failed to comply with the foregoing provisions of this Section 6.1(a): (A) any change, effect or circumstance that is attributable to the disclosure of the fact that Parent is the prospective acquiror of the Company or the announcement or pendency of the transactions contemplated hereby or (B) any change, effect or circumstance that directly arises out of action taken by Parent or any of its Affiliates or as a result of any action required to be taken by the Company hereunder.

(b) Without limiting the generality of the foregoing, and except as set forth on Schedule 6.1(b) or otherwise permitted in this Agreement, prior to the Effective Time, the Company shall not, and shall cause each of its Subsidiaries not to, without the prior written consent of Parent:

(i) accelerate, amend or change the period of exercisability or vesting of any outstanding options or other rights granted under any stock option plan, reprice options granted under any stock option plan, or authorize cash payments in exchange for any rights granted under any of such plans, as the case may be, except to the extent required under any stock option plan or any individual agreement as in effect on the date hereof and disclosed on Schedule 6.1(b);

(ii) except for shares to be issued upon exercise of the Warrants issue, deliver, sell, dispose of, pledge or otherwise encumber, or authorize or propose the issuance, sale, disposition or pledge or other encumbrance of (A) any additional shares of capital stock of any class, or any securities or rights convertible into, exchangeable for, or evidencing the right to subscribe for any shares of capital stock, or any rights, warrants, options, calls, commitments or any other agreements of any character to purchase or acquire any shares of capital stock or any securities or rights convertible into, exchangeable for, or evidencing the right to subscribe for, any shares of capital stock, or (B) any other securities in respect of, in lieu of, or in substitution for, shares outstanding on the date hereof;

(iii) except pursuant to those agreements in effect on the date hereof and identified on Schedule 6.1(b), redeem, purchase or otherwise acquire, or offer to redeem, purchase or otherwise acquire, any of its outstanding securities (including the Company Common Shares);

(iv) split, combine, subdivide or reclassify any shares of its capital stock or declare, set aside for payment or pay any dividend, or make any other actual, constructive or deemed distribution in respect of any shares of its capital stock or otherwise make any payments to stockholders in their capacity as such (other than dividends payable by one Subsidiary to another or payable by a Subsidiary to the Company;

(v) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization (other than the Merger as provided for herein);

(vi) adopt any amendments to its articles of incorporation or code of regulations or other charter documents or by-laws or alter through merger, liquidation, reorganization, restructuring or in any other fashion the corporate structure or ownership of any of its Subsidiaries;

(vii) except with respect to the Senior Indebtedness, incur any Indebtedness or guarantee any such Indebtedness or make any loans, advances or capital contributions to, or investments in, any other Person;

(viii) make or revoke any Tax election, settle or compromise any federal, state, local or foreign Tax liability or change (or make a request to any taxing authority to change) its method of accounting for Tax purposes (except for Tax elections which are consistent with prior such elections (in past years));

(ix) enter into any strategic alliance or joint marketing arrangement or agreement other than alliances, arrangements or agreements entered into in the Ordinary Course of Business or pursuant to agreements set forth in Schedule 5.1(g);

(x) pay, discharge, settle or satisfy any material claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise) or litigation (whether or not commenced prior to the date of this Agreement);

(xi) except as required by this Agreement, call or hold any meeting of stockholders of the Company;

(xii) enter into any contract, agreement or purchase order which, if entered into prior to the date of this Agreement, would constitute a Scheduled Contract;

(xiii) take any action that if taken during the period from December 31, 2002 through the date of this Agreement would have resulted in a breach of Section 5.1(g);

(xiv) surrender, sell, dispose of otherwise liquidate its interest or rights in or with respect to those certain (A) airplanes or (B) life insurance policies covering certain executives of the Company, in each case as more fully disclosed on the Recent Financial Statements; or

(xv) authorize, recommend, propose or announce an intention to do any of the foregoing, or enter into any contract, agreement, commitment or arrangement to do any of the foregoing.

(c) Between the date hereof and the Effective Time, the Company shall not and shall ensure that its Subsidiaries shall not (without the prior written consent of Parent) (i) except for normal increases in the Ordinary Course of Business that, in the aggregate, are not inconsistent with customary historical anniversary increases, but in no event shall be greater than 5% per individual, or as required by the terms of any contract disclosed pursuant to this Agreement, increase the compensation or remuneration, bonus or other benefits payable or provided or to become payable or to be provided to any director, officer, other employee, consultant or independent contractor; (ii) except as required to comply with applicable Law or as disclosed in Schedule 6.1(c), pay or agree to pay any pension, retirement allowance or other payment or employee benefit not provided for by (or in a manner or at a time not provided in) any of the existing benefit, severance (including early retirement and redundancy), pension or employment plans, agreements or arrangements as in effect on the date hereof to any such director, officer or employee, whether past or present; (iii) enter into any new or amend any existing employment, consulting, non-solicitation, non-competition, confidentiality or severance (including early retirement and redundancy) agreement with or for the benefit of any such director, officer, employee or independent contractor except for new consulting agreements and new confidentiality agreements with independent contractors made in the Ordinary Course of Business; (iv) except as may be required to comply with applicable Law, become obligated under any new pension plan, welfare plan, multi-employer plan, employee benefit plan, severance (including early retirement and redundancy) plan, benefit arrangement, or similar plan or arrangement, which was not in existence on the date hereof, or amend, terminate or change the terms of such plans or agreements or any funding policies or assumptions for any such plan or arrangement in existence on the date hereof if such amendment, termination or change would have the effect of enhancing any benefits thereunder or increasing the cost thereof to the Company or any Subsidiary thereof, as the case may be, or (v) increase the total number of employees of the Company and its Subsidiaries in an amount greater than an increase in the Ordinary Course of Business.

(d) Between the date hereof and the Effective Time, the Company will use commercially reasonable efforts to maintain in full force and effect all of its and its Subsidiaries presently existing policies of insurance or insurance comparable to the coverage afforded by such policies.

       6.2 No Solicitation.

(a) Without limitation of the Company’s obligations under the Letter of Intent, the Company shall immediately cease and terminate any existing solicitation, initiation, encouragement, activity, discussion or negotiation with any Persons conducted heretofore by the Company, its Subsidiaries or any of their respective Representatives with respect to any proposed, potential or contemplated Acquisition Proposal.

(b) From and after the date hereof, without the prior written consent of Parent, the Company will not, will not authorize or permit any of its Subsidiaries to, and shall use its reasonable best efforts to cause all of its and their respective officers, directors, employees, financial advisors, agents or representatives (each a “Representative”) not to, directly or indirectly, solicit, initiate or encourage (including by way of furnishing information) or take any other action to facilitate any inquiries or the making of any proposal which constitutes or may reasonably be expected to lead to an Acquisition Proposal from any Person, or engage in any discussion or negotiations relating thereto or accept any Acquisition Proposal. The Company will as promptly as practicable communicate to Parent any inquiry received by it relating to any actual or potential Acquisition Proposal and the material terms of any such inquiry or proposal, including the identity of the Person making the same. The Company shall as promptly as practicable inform Parent of any developments with respect to the foregoing.

(c) The Company agrees not to release any Person from, or waive any provision of, any standstill agreement to which it is a party or any confidentiality agreement between it and another Person who has made, or who may reasonably be considered likely to make, an Acquisition Proposal or who the Company or any of its Representatives have had discussions with regarding a proposed, potential or contemplated Company Acquisition Transaction.

(d) For purposes of this Agreement:

(i) “Acquisition Proposal” shall mean, with respect to the Company, any inquiry, proposal or offer from any Person relating to any (A) direct or indirect acquisition or purchase of a business of the Company or any of its Subsidiaries, that constitutes 10% or more of the consolidated net revenues, net income or assets of the Company and its Subsidiaries, (B) direct or indirect acquisition or purchase of 10% or more of any class of equity securities of the Company or any of its Subsidiaries whose business constitutes 10% or more of the consolidated net revenues, net income or assets of the Company and its Subsidiaries, (C) tender offer or exchange offer that if consummated would result in any Person beneficially owning 10% or more of the capital stock of the Company, or (D) merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of its Subsidiaries whose business constitutes 10% or more of the consolidated net revenues, net income or assets of the Company and its Subsidiaries.

(ii) Each of the transactions referred to in clauses (A) through (D) of the definition of Acquisition Proposal, other than any such transaction to which Parent or any of its Subsidiaries is a party, is referred to herein as a “Company Acquisition Transaction.”

     6.3   Stockholders Action. The Company will take all action required by the ORC, its articles of incorporation and its code of regulations to convene, and will convene, no later than nine (9) days after delivery of written notice to the stockholders of the Company of the transactions contemplated under this Agreement by the Company, a meeting of the stockholders of the Company to consider and vote upon the approval of the Merger (the “Company Stockholders’ Meeting”). In addition, concurrent with such written notice, the Company shall, in a manner complying with Code Section 280G(b)(5)(B) and the proposed regulations issued pursuant thereto, (i) deliver to its stockholders a disclosure statement identifying potential parachute payments under Code Section 280G substantially in the form previously furnished to Parent and (ii) solicit the consent of its stockholders to such payments (the “280G Consent”). Prior to soliciting the 280G Consent, the Company shall obtain from the payment recipients any waivers (in a form reasonably acceptable to Parent) necessary to make the payments contingent on obtaining the 280G Consent in a manner required by the applicable regulations. The Company shall allow Parent to review and approve the 280G Consent and waivers and any amendments or supplements thereto a reasonable time prior to their distribution to the Company’s stockholders.

     6.4   Access to Information.

(a) Upon reasonable notice, the Company shall (and shall cause each of its Subsidiaries to) afford to officers, employees, counsel, accountants and other authorized representatives of Parent (the “Authorized Representatives”) reasonable access, during normal business hours throughout the period prior to the Effective Time, to its Real Property, assets, books and records (but not without the prior consent of the Company, which shall not be unreasonably withheld) and, during such period, shall and shall cause each of its Subsidiaries to furnish promptly to such Authorized Representatives all information concerning their business, Real Property, assets and personnel, provided that no investigation pursuant to this Section 6.4 shall affect or be deemed to modify any of the representations or warranties made by the Company. The Company acknowledges that Parent may request full and complete access and cooperation of the Company and its personnel for additional due diligence, and agrees to provide any support and to take any actions reasonably requested by Parent in this regard. Parent agrees to treat any and all information provided pursuant to this Section 6.4 in compliance with the terms of that certain Confidentiality Agreement, entered by and between the Company and Parent, dated June 9, 2003 (the “Confidentiality Agreement”).

(b) Notwithstanding the foregoing, the Confidentiality Agreement, and any related documents or agreements, each party hereto (and each employee, agent or representative of the foregoing) may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of the transaction contemplated by this Agreement and any related agreements (the “Transaction”) and all materials of any kind (including opinions or other tax analyses) that are provided to the Company relating to such tax treatment and tax structure except to the extent maintaining such confidentiality is necessary to comply with any applicable federal or state securities laws; provided, however, that such disclosure may not be made until the earlier of the date of the public announcement of discussions relating to the Transaction, the date of the public announcement of the Transaction, or the date of the execution of an agreement to enter into the Transaction.

       6.5 Publicity. The Parties agree that they will consult with each other concerning any proposed press release or public announcement pertaining to this Agreement or the Merger in order to agree upon the text of any such press release or the making of such public announcement, which agreement shall not be unreasonably withheld, except as may be required by applicable Law or by obligations pursuant to any listing agreement with a national securities exchange or national automated quotation system, in which case the Party proposing to issue such press release or make such public announcement shall use its reasonable best efforts to consult in good faith with Parent or the Company, as applicable, before issuing any such press release or making any such public announcement.

       6.6 Credit Agreement and Letters of Credit.

(a) At the Closing, Parent will pay to the Company the amount of the aggregate Funded Indebtedness set forth on the Adjustment Certificate and the Company will pay and discharge all Senior Indebtedness, including all interest rate swaps and derivatives relating thereto, and will further obtain the release of all collateral relating thereto and pay all premiums, penalties, breakages, fees, expenses, costs and reimbursements associated therewith, provided, that (i) Parent at the Closing or concurrently therewith pays the amounts owing pursuant to Section 4.3 and 4.4 hereof, (ii) such amounts described in this Section 6.6(a) are reflected in the calculation of Funded Indebtedness pursuant to Section 4.2(a)(vii), and (iii) Parent complies with Section 6.6(b).

(b) At the Closing, Parent will, with regard to the Outstanding Letters of Credit, either (i) substitute its letters of credit for the Outstanding Letters of Credit and cause the holders thereof to surrender and release the Outstanding Letters of Credit to the satisfaction of the lenders in respect of the Senior Indebtedness, or (ii) issue to the lenders in respect of the Senior Indebtedness “back-to-back” letters of credit that provide for an automatic draw in favor of such lenders in the event and amount that such Outstanding

Letters of Credit are drawn and otherwise in form and substance acceptable to such lenders.

       6.7 Filings; Best Efforts to Consummate Transactions. Subject to the terms and conditions herein provided, the Parties shall use their best efforts promptly to take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or appropriate to cause the conditions in Section 7 to be satisfied as soon as practicable or as otherwise provided for herein, including, without limitation, in the case of Parent, in connection with the successful completion of its meetings with the Specified Customers and its good faith presentation at such meetings of its intention to support the continued operation of the Company’s business as currently conducted and as currently intended to be conducted.

       6.8 Documents to be Delivered Upon Signing. On the date hereof, the applicable Party shall cause the following to be delivered:

(a) The Company shall (i) cause the Principal Stockholders to deliver an executed copy of the Voting Agreements and (ii) deliver an effective amendment to the Stockholders Agreement eliminating any rights of first refusal (or similar rights) with respect to the option granted to Parent under the Voting Agreement;

(b) Parent shall deliver an executed copy of each Voting Agreement;

(c) Copies of the resolutions of the respective Board of Directors of Parent and the Company authorizing this Agreement, the Merger and the transactions contemplated hereunder;

(d) Parent shall deliver, and the Company shall cause to be delivered, executed copies of (i) the employment, non-solicitation and non-competition agreements offered between the Company and the individuals identified on Schedule 6.8(d)(i) and (ii) a non-solicitation agreement between the Company and Kenner & Company (“Kenner”) providing that Kenner shall not, directly or indirectly, for a period of 36 months following the Effective Time, solicit for employment any of the individuals identified on Schedule 6.8(d)(ii) hereto and shall instruct in writing its portfolio companies not to solicit such individuals other than in connection with general employment recruitment efforts, in each case effective as of the Closing Date;

(e) The Company shall have delivered written evidence that the Weber Agreement has been extended until 2011 (including the exclusivity provisions thereunder) and all amounts to be paid by the Company in consideration for such extension have been paid in cash pursuant to terms and conditions reasonably satisfactory to Parent;

(f) Copy of the written notice delivered to the stockholders of the Company pursuant to Section 6.3 hereof; and

(g) The Company shall have duly authorized, adopted and delivered the Company Performance Reward Plan in form and substance satisfactory to Parent.

       6.9 Tax Matters. Subject to Section 4.2(b)(ii)(C) and Section 6.9(g):

(a) The Fully-Diluted Stockholders shall indemnify Parent and the Company for all Taxes of the Company to the extent such Taxes are not adequately provided for as current taxes on the Recent Financial Statements (i) for taxable periods ending on or before the Closing Date and (ii) for any period not ending on or before the Closing Date, for the portion of any Taxes attributable to the period ending on the Closing Date.

(b) For any period that includes but does not end on the Closing Date, (i) liability for any Taxes determined by reference to income, capital gains, gross income, gross receipts, sales, net profits, windfall profits or similar items or resulting from a transfer of assets shall be allocated between the Fully-Diluted Stockholders and the Company based on the date on which such items accrued; and (ii) liability for all other Taxes shall be allocated between the Fully-Diluted Stockholders and the Company, pro rata based on the number of days in the taxable period for which each party is liable for Taxes hereunder.

(c) The Holders Representatives shall cause the Company, at the Company’s expense to prepare and file all tax returns and reports of the Company due on or prior to the Closing Date, which returns and reports shall be prepared and filed timely and on a basis consistent with existing procedures for preparing such returns and reports and in a manner consistent with prior practice with respect to the treatment of specific items on the returns or reports; Parent shall cause the Company to prepare and file all tax returns and reports of the Company due after the Closing Date, which returns and reports, to the extent they relate to taxable periods beginning prior to, but including the Closing Date, and for the purpose of determining the liability for Taxes of the Fully-Diluted Stockholders, shall be prepared and filed timely and on a basis consistent with existing procedures for preparing such returns and in a manner consistent with prior practice with respect to the treatment of specific items on the returns and reports, unless such treatment does not have sufficient legal support to avoid the imposition of penalties. In the event the Fully-Diluted Stockholders are liable under Section 6.9(a) hereof for Taxes due in connection with the returns described in the preceding sentence, such liability to the Company shall be satisfied from the Indemnity Escrow immediately upon request or at least three (3) business days prior to the filing of such returns, whichever is later.

(d) Parent, the Company and the Holders Representatives shall provide each other with such assistance as may reasonably be requested by the others in connection with the preparation of any return or report of Taxes, any audit or other examination by any taxing authority, or any judicial or administrative proceedings relating to liabilities for Taxes. Such assistance shall include making employees available on a mutually convenient basis to provide additional information or explanation of material provided hereunder and shall include providing copies of relevant tax returns and supporting material. The party requesting assistance hereunder shall reimburse the assisting party for reasonable out-of-pocket expenses incurred in providing assistance; provided, however, if the reimbursing party is the Holders Representatives, such reimbursement amounts shall be payable from the Indemnity Escrow. Parent, the Company and the Holders Representatives will retain for the full period of any statute of limitations and provide the others with any records or information which may be relevant to such preparation, audit, examination, proceeding or determination.

(e) If in connection with any examination, investigation, audit or other proceeding in respect of any tax return covering the operations of the Company on or before the Closing Date, any Governmental Authority issues to the Company a written notice of deficiency, a notice of reassessment, a proposed adjustment, an assertion of claim or demand concerning the taxable period covered by such return, Parent or the Company shall notify the Holders Representatives of its receipt of such communication from the Governmental Authority within thirty (30) business days after receiving such notice of deficiency, reassessment, adjustment or assertion of claim or demand. No failure or delay of Parent or the Company in the performance of the foregoing shall reduce or otherwise affect the obligations or liabilities of the Fully-Diluted Stockholders pursuant to this Agreement, except to the extent that such failure or delay shall have adversely affected the ability of the Holders Representatives to defend against any liability or claim for Taxes that the Fully-Diluted Stockholders are obligated to pay hereunder. Except as provided below, the Holders Representatives shall, at their expense, have the nonexclusive right to participate in the contest of any such assessment, proposal, claim, reassessment, demand or other proceedings in connection with any tax return covering taxable periods of the Company ending on or before the Closing Date. Parent and the Company will control any such contest and shall defend in good faith any position taken by the Company for which indemnification would be required pursuant to this Section 6.9. Parent and the Company will not be obligated to settle or resolve any issue related to Taxes for such a period, which, if so settled or resolved, could have an effect on the Company or Parent for periods after the Closing Date, unless the Holders Representatives agree in writing with Parent and the Company, on terms reasonably satisfactory to Parent and the Company, that the Fully-Diluted Stockholders shall indemnify Parent, any affiliate of Parent, and the Company from the Indemnity Escrow from any cost, damage, loss or expense relating to such settlement or resolution. Notwithstanding anything in this Agreement to the contrary, if any examination, investigation, audit or other proceeding relates to a tax return for a period that begins before and ends after the Closing Date, Parent and the Company shall solely participate in, control and resolve such examination, investigation, audit or other proceeding, provided that Parent shall communicate with the Holders Representatives regarding the status of such examination, investigation, audit or proceeding.

(f) If there is an adjustment to any return or report of Taxes for the Company which creates a deficiency in any Taxes for which the Fully-Diluted Stockholders are liable under the provisions of Section 6.9(a) hereof, the amount of such deficiency in Taxes shall be satisfied from the Indemnity Escrow. No liability of the Fully-Diluted Stockholders under this Section 6.9(f) shall be payable until the occurrence of any action by any Tax authority that is final or resolved in good faith during the course of any audit or any proceeding relating to Taxes.

(g) Notwithstanding anything to the contrary contained herein, the provisions of this Section 6.9 shall be governed by the limitations contained in Sections 8.1, 8.2, 8.3, 8.4, 8.6, 8.7, 8.8 and 8.9; provided, however, that Section 6.9(e) of this Agreement and not Section 12(f) of the Escrow Agreement shall control the claims procedures for claims pursuant to this Section 6.9.

     6.10 Payment of Management Incentive Payments. Parent, Merger Sub and the Company agree that (i) the Management Incentive Payments to be paid pursuant to the Company Performance Reward Plan will be paid as bonus compensation to the recipients thereof and will be structured (and paid), to the reasonable satisfaction of Parent and the Company, in such a manner as to cause such payments to be treated as a compensation expense for tax purposes and (ii) the Company or the Surviving Corporation will duly perform all of its respective obligations under the Company Performance Reward Plan, including, without limitation, the maintaining the Company Performance Reward Plan Trust and the payment therefrom of (A) approximately 40% of the Management Incentive Payments on or before December 31, 2003, (B) approximately 30% of the Management Incentive Payments on or shortly after October 31, 2004 and (C) the remainder of the Management Incentive Payments on or shortly after October 31, 2005. Prior to the Closing, the Company shall take all such actions necessary to adopt the Company Performance Reward Plan, which shall provide for such payment terms pursuant to terms and conditions reasonably satisfactory to Parent and shall further provide that no amendment or modification shall be made thereto without the express written consent of the Holders Representatives.

     6.11 Employee Matters. Parent agrees that it will enter into the Employment Agreements as of the date hereof and that such Employment Agreements shall be effective as of the Closing Date. Parent shall take, or cause to be taken, such action as may be necessary so that for the period commencing from and after the Effective Time through December 31, 2004 (or in the case of the Company’s Supplement Executive Retirement Plan, through December 31, 2006), the compensation and benefits programs provided to employees of the Surviving Corporation other than those employees who are a party to the Employment Agreements (the “Non-Contract Employees”) will remain substantially similar (in the aggregate) to those compensation and benefits programs (excluding equity based programs) provided to such Non-Contract Employees prior to Closing, including, without limitation, maintaining in effect the cash bonus plan currently provided by the Company to such Non-Contract Employees. The foregoing, however, shall not prevent modifications that are made in consultation with, and with the concurrence of, senior management of the Company, including modifications to the salary and bonus structure for Non-Contract Employees that were contemplated by the Company prior to August 1, 2003.

     6.12 Preservation of Records; Access. From and after the Closing Date, Parent shall (and shall cause the Surviving Corporation and each of its Subsidiaries and other Affiliates to), during normal business hours and upon reasonable prior notice and in such a manner as will not unreasonably interfere with the conduct of the business of Parent or any of its Subsidiaries, make available and provide the Holders Representatives and their respective representatives (including, without limitation, counsel and independent auditors) with access to the facilities, properties and personnel of the Surviving Corporation and each of its Subsidiaries and to all information, files, documents and records (written and computer) relating to the Surviving Corporation or its Subsidiaries or any of their businesses or operations for any and all periods prior to or including the Closing Date which they may require with respect to any claim, dispute, action, cause of action, investigation or proceeding of any kind by or against any Fully-Diluted

Stockholder (including, without limitation, as may be brought by a Parent Indemnified Party), and cooperate fully with the Holders Representatives in connection with the foregoing.

       6.13 Collection of Receivables. Following the Closing, Parent agrees, or agrees to cause the Surviving Corporation, (i) to use all commercially reasonable efforts, in the Ordinary Course of Business, to manage and collect the Receivables (notwithstanding any indemnification by the Fully-Diluted Stockholders pursuant to Section 8.2(iii) hereof) and (ii) not to compromise, credit, discount, settle, set-off or otherwise reduce any Receivables other than in the Ordinary Course of Business. In the event the Surviving Corporation collects any amount with respect to Receivables for which it has collected an indemnification claim pursuant to Section 8.2(iii) hereof, Parent shall promptly notify the Holders Representatives and cause the Surviving Corporation to promptly remit such amount to the Escrow Agent for distribution to the Fully-Diluted Stockholders.

       6.14 Weber Change of Control Payment. The Parties hereby agree that in the event that the Weber Change of Control Payment shall become due and payable to Reinhart Weber pursuant to the terms of the Weber Change of Control Agreement during the eighteen (18) month period following the Effective Time, the Fully-Diluted Stockholders shall pay such Weber Change of Control Payment to Rheinhart Weber from the Indemnity Escrow. In the event that the Weber Change of Control payment shall become due and payable at any time following the expiration of the eighteen (18) month period following the Effective Time, the Fully-Diluted Stockholders shall have no obligation in respect of the payment thereof and such payment shall be made or caused to be made by Parent.

       6.15 Stockholder Agreement. In connection with the grant of the Option (as defined in the Voting Agreement), the Company hereby consents to the amendment of the Stockholders Agreement as set forth in Section 4 of the Voting Agreement.

ARTICLE VII
CONDITIONS

       7.1 Conditions to Each Party’s Obligations. The respective obligations of each Party to consummate the Merger are subject to the satisfaction or waiver by each of the Parties of the following conditions:

(a) no judgment, order, decree, statute, law, ordinance, rule or regulation, entered, enacted, promulgated, enforced or issued by any court or other Governmental Authority of competent jurisdiction or other legal restraint or prohibition shall be in effect which (i) has the effect of making the consummation of the Merger or the other transactions contemplated hereby illegal, or (ii) prohibits the consummation of the Merger or any of the transactions contemplated hereby (collectively, “Restraints”); and since the date hereof there shall not be pending any suit, action or proceeding by any Governmental Authority which could have any of the foregoing effects; provided, however, that the party asserting that the condition set forth in this Section 7.1(a) has not been satisfied shall have used its best efforts to prevent the entry of such Restraints and to appeal as promptly as possible any such Restraints that may be entered; and

(b) the waiting period(s) under the antitrust or competition laws of any applicable jurisdiction, if applicable, shall have expired.

       7.2 Additional Conditions to the Obligations of the Company. The obligations of the Company to consummate the Merger are subject to the fulfillment at or prior to the Effective Time of the following additional conditions, any or all of which may be waived in whole or in part by the Company to the extent permitted by applicable Law:

(a) the representations and warranties of Parent set forth in Section 5.2 shall be true and correct, except where any such failure to be true and correct would not, individually or in the aggregate, result in a Parent Material Adverse Effect, in each case as of the date of this Agreement;

(b) Parent and its Subsidiaries shall have performed or complied in all material respects with its agreements and covenants required to be performed or complied with under this Agreement as of or prior to the Effective Time;

(c) Parent shall have obtained all consents, approvals, orders, releases or authorizations (“Consents”) from, and Parent shall have made all filings and registrations (“Filings”) to or with, any Person, including without limitation any Governmental Authority, necessary to be obtained or made in order for the Company and Merger Sub to consummate the Merger, unless the failure to obtain such Consents or make such Filings would not, individually or in the aggregate, result in a Parent Material Adverse Effect;

(d) Each of Parent, Merger Sub and the Escrow and Paying Agent shall have executed and delivered the Escrow Agreement;

(e) Parent shall have delivered or have caused Merger Sub to deliver cash to the Escrow and Paying Agent in an aggregate amount as provided for in Section 4.2(d) of this Agreement; and

(f) The Holders Representatives shall have received an opinion of (i) Winston & Strawn LLP, counsel to Parent, and (ii) Calfee, Halter & Griswold LLP, counsel to Merger Sub, as to the matters set forth in Exhibits E-1 and E-2, respectively.

       7.3 Additional Conditions to the Obligations of Parent. The obligations of Parent to consummate the Merger are subject to the fulfillment at or prior to the Effective Time of the following additional conditions, any or all of which may be waived in whole or in part by Parent to the extent permitted by applicable Law:

(a) the representations and warranties of the Company set forth in Section 5.1 shall be true and correct, except where any such failure to be true and correct would not, individually or in the aggregate, result in a Material Adverse Effect, in each case as of the date of this Agreement;

(b) the Company and its Subsidiaries shall have performed or complied in all material respects with its agreements and covenants required to be performed or complied with under this Agreement as of or prior to the Effective Time;

(c) from the date of this Agreement to the Effective Time, there shall not have been a Material Adverse Effect;

(d) the Company shall have obtained all Consents from, and the Company shall have made all Filings to or with, any Person, including without limitation any Governmental Authority, necessary to be obtained or made in order for the Company and Merger Sub to consummate the Merger, unless the failure to obtain such Consents or make such Filings would not, individually or in the aggregate, result in a Material Adverse Effect;

(e) Parent shall have received an opinion of (i) Mayer, Brown, Rowe & Maw LLP and (ii) Shumaker, Loop & Kendrick, LLP, as to the matters set forth on Exhibits F-1 and F-2, respectively;

(f) the requisite stockholder approval of this Agreement, the Merger shall have been obtained and remain in full force and effect;

(g) each of the Company and the Holder Representatives shall have executed and delivered the Escrow Agreement;

(h) Fully-Diluted Stockholders holding not less than 95% of the Company Common Shares shall have approved the Merger in accordance with the ORC;

(i) Parent shall have received copies of all payoff and discharge letters in respect to the Funded Indebtedness (including copies of all UCC-3 termination statements to be filed immediately after the Closing);

(j) the Company shall have delivered the Adjustment Certificate pursuant to Section 4.2(b);

(k) Parent shall have been reasonably satisfied with the results of those certain visits and interviews with the customers of the Company identified on Schedule 7.3(k), (the “Specified Customers”) so that, in Parent’s reasonable determination, the prospects of the Company’s business with the Specified Customers, taken as a whole, are not materially impaired; provided, this provision shall be deemed satisfied in the event Parent has not delivered written notice of its determination of such material impairment prior to 5:00 (Chicago time) on November 7, 2003;

(l) no Principal Stockholder shall have breached or failed to perform in any material respect its covenants or other agreements in the applicable Voting Agreement; and

(m) the Company shall have delivered (i) a Letter of Transmittal and (ii) a Warrant Assignment Agreement, in each case duly executed by each Warrantholder.

ARTICLE VIII
SURVIVAL; INDEMNIFICATION

     8.1 Survival Periods. The respective representations and warranties of the Parties set forth in this Agreement shall survive the Effective Time and will remain in full force and effect until May 10, 2005 (the “General Claim Termination Date”). The covenants set forth herein shall survive in accordance with their terms. Neither the period of survival nor any liability of the Fully-Diluted Stockholders pursuant to the Escrow Agreement with respect to the Company’s covenants, representations and warranties shall be reduced by any due diligence or other investigation made by Parent or Merger Sub at any time or by the disclosure of any facts or circumstances to Parent or Merger Sub (whether prior to or after the date of this Agreement) other than such facts set forth in the Schedules hereto as of the date hereof in accordance with the terms hereof.

     8.2 Indemnification by Fully-Diluted Stockholders. From and after the Closing Date, the Fully-Diluted Stockholders shall, pursuant to the terms and conditions of the Escrow Agreement, indemnify and hold harmless Parent, the Surviving Corporation and its Subsidiaries, each of their respective directors, officers, employees and agents (other than the Fully-Diluted Stockholders), and each of the heirs, executors, successors and assigns of any of the foregoing (collectively, the “Parent Indemnified Parties”) from and against any and all Losses incurred by, suffered by or asserted against any of the Parent Indemnified Parties in connection with or arising from (i) any breach by the Company or the Holders Representatives of their respective covenants and agreements contained herein, (ii) any breach by the Company of its representations and warranties contained herein (other than in connection with any claim for Losses resulting from a breach of a representation or warranty with respect to Receivables or Inventories for which, in each case, indemnification shall be subject to clause (iii) of this Section 8.2), and (iii) any breach by the Company of its representations and warranties set forth in Sections 5.1(e) or (s) solely to the extent relating to Receivables or Inventories; provided, that (A) for purposes of clauses (ii) and (iii), if any such representation or warranty is qualified by materiality, Material Adverse Effect, the word “material” or by words of similar impact, such qualification or exception will, in all respects, be ignored and deemed not included in such representation or warranty; (B) the Fully-Diluted Stockholders shall be required to indemnify the Parent Indemnified Parties pursuant to Section 8.2(ii) only to the extent that the aggregate Losses indemnifiable pursuant to Section 8.2(ii) exceed $1,000,000 in the aggregate (the “Threshold”) (provided, that once the aggregate Losses exceed the Threshold, the Fully-Diluted Stockholders shall be required to indemnify the Parent Indemnified Parties for the payment of all Losses pursuant to Section 8.2(ii) from the first dollar thereof and not merely the amounts in excess of the Threshold); (C) the Fully-Diluted Stockholders shall be required to indemnify the Parent Indemnified Parties pursuant to Section 8.2(iii) only to the extent that the aggregate Losses indemnifiable pursuant to Section 8.2(iii) exceed $2,000,000 in the aggregate (but not amounts below $2,000,000); (D) the Fully-Diluted Stockholders shall not be required to indemnify the Parent Indemnified Parties pursuant to Sections 6.9, 8.2(i), (ii) and (iii) in an aggregate amount in excess of $32,000,000; provided, that for claims made under Section 6.9 after the General Claim Termination Date and prior to March 31, 2007 (the “Tax Claim Termination Date”), the Fully-Diluted Stockholders shall not be required to indemnify the Parent Indemnified Parties in an aggregate amount in excess of $3,000,000; and (E) any claim for indemnification under this Section 8.2 must be made prior to the General Claim Termination Date, except that claims under

Section 6.9 must be made prior to the Tax Claim Termination Date; provided, further, that the limitations described above in Sections 8.2(A), (B), (C) and (D) shall not apply to any Losses resulting from the fraud or intentional misrepresentation of the Company. To the extent that any of the Fully-Diluted Stockholders undertakings set forth in this Section 8.2 may be unenforceable, each of the Fully-Diluted Stockholders shall, pursuant to the Escrow Agreement and subject to clause (y) below, contribute the maximum amount that it is permitted under applicable law to the payment and satisfaction of all indemnifiable liabilities incurred by the Parent Indemnified Parties. Notwithstanding anything to the contrary in this Agreement, following the Closing, (x) the Fully-Diluted Stockholders shall have no liability for breaches of this Agreement except pursuant to this Section 8.2 and the Escrow Agreement and (y) all amounts (other than amounts resulting from the fraud or intentional misrepresentation of the Company) recoverable from the Fully-Diluted Stockholders pursuant to this Article VIII and Section 6.9 shall be recoverable solely from the Indemnity Escrow.

       8.3 Indemnification by Parent. From and after the Closing Date, Parent shall indemnify and hold harmless the Fully-Diluted Stockholders, each of their respective directors, officers, employees and agents, and each of the heirs, executors, successors and assigns of any of the foregoing (collectively, the “Stockholder Indemnified Parties”) from and against any and all Losses incurred by, suffered by or asserted against any of the Stockholder Indemnified Parties in connection with or arising from (i) any breach by Parent or Merger Sub of its covenants and agreements contained herein or (ii) any breach by Parent or Merger Sub of its representations and warranties contained herein; provided, that for purposes of this clause (ii), if any such representation or warranty is qualified by materiality, Parent Material Adverse Effect, the word “material” or by words of similar impact, such qualification or exceptions will, in all respects be ignored and deemed not included in such representation or warranty; provided that (A) Parent shall be required to indemnify the Stockholder Indemnified Parties pursuant to Section 8.3(ii) only to the extent that the aggregate Losses indemnifiable pursuant to Section 8.3(ii) exceed the Threshold (provided, that once the aggregate Losses exceed the Threshold, Parent shall be liable for the payment of all Losses from the first dollar thereof and not merely the amounts in excess of the Threshold), (B) Parent shall not be required to indemnify the Seller Indemnified Parties pursuant to Section 8.3 in an aggregate amount in excess of $32,000,000 and (C) any claim for indemnification under this Section 8.3 must be made prior to the General Claim Termination Date; provided, further, that the limitations described in Section 8.3 (A), (B) and (C) shall not apply to any Losses resulting from fraud or intentional misrepresentation of Parent. To the extent that the Parent’s undertakings set forth in this Section 8.3 may be unenforceable, Parent shall contribute the maximum amount that it is permitted under applicable law to the payment and satisfaction of all indemnifiable liabilities incurred by the Stockholder Indemnified Parties.

       8.4 Indemnification Claims.

(a) Section 8.2 Claims. All claims by Parent Indemnified Parties under Sections 6.9 and 8.2 shall be made and resolved in accordance with the procedures provided in the Escrow Agreement. All claims brought under Sections 8.2 and 8.3 shall be brought in good faith and in a manner consistent with the terms of this Agreement.

(b) Section 8.3 Claims. All claims for indemnification under Section 8.3 involving third party claims against Stockholder Indemnified Parties shall be made and resolved as hereinafter set forth. If a claim by a third party is made against a Stockholder Indemnified Party, and if such Stockholder Indemnified Party intends to seek indemnity with respect thereto under Section 8.3, such Stockholder Indemnified Party shall promptly notify the Parent of such claims. The failure to provide such notice shall not result in a waiver of any right to indemnification hereunder except to the extent the indemnifying party is actually materially prejudiced by such failure. With respect to a claim arising from a third party claim against a Stockholder Indemnified Party, the Holders Representatives shall undertake, conduct and control, through counsel of its own choosing (the expense of such counsel to be included in the amount of the indemnification claim), the settlement or defense thereof; provided, however, that upon delivery of written notice to the Holders Representatives no later than 30 days following receipt of notice of such indemnification claim from the Stockholder Indemnified Party, Parent may undertake, conduct and control, through counsel of its own choosing (provided such counsel is reasonably acceptable to the Holders Representatives) and at its own expense, the settlement or defense thereof, and the Holders Representatives shall cooperate with it in connection therewith. The Holders Representatives may participate, through counsel of their own choosing and at their own expense, with Parent in the settlement or defense thereof, it being understood that Parent shall control such defense. Parent shall not, except with the consent of the Holders Representatives, not to be unreasonably withheld or delayed, enter into any settlement or consent to entry of any judgment that (i) does not include as an unconditional term thereof the giving by the Person or Persons asserting such claim to such Stockholder Indemnified Party of an unconditional release from all liability with respect to such claim, or (ii) imposes any restriction, condition or obligation on, or requires any undertaking or admission by such Stockholder Indemnified Party.

       8.5 Tax Treatment of Indemnification Payments. All indemnification payments under this Article VIII and under Section 6.9 shall be treated as adjustments to the Merger Consideration.

       8.6 Damages. Notwithstanding anything to the contrary elsewhere in this Agreement and except with respect to Losses involving fraud, no Party (or any of its Affiliates) shall, in any event, be liable to the other Party (or any of its Affiliates) for any (i) consequential or exemplary damages (including, without limitation (i) multiple-based damages) and (ii) loss of future revenue or income, or loss of business reputation or opportunity relating to the breach of or alleged breach of this Agreement), or (ii) punitive damages of such other Party (or any of its Affiliates), except to the extent that any third-party action for which a Party seeks indemnification under this Article VIII includes such damages.

       8.7 Calculation of Losses. The amount of any Loss for which indemnification is provided to any Party pursuant to this Article VIII shall be net of (each, a “Loss Reduction Amount”) (i) any amounts actually recovered by the indemnified party under any insurance policies with respect to such Loss; provided, that no Party shall be obligated to obtain or maintain insurance for such purpose, (ii) with respect to a Parent Indemnified Party, any amounts actually recovered thereby from the landlord relating to the leased real property at Fredericksburg, Virginia, (iii) with respect to claims made pursuant to Section 8.2(iii), the amount of the Specific Reserves allocable to such Loss, (iv) with respect to claims made pursuant to Section 8.2(ii), the amount of any specific reserves established with respect to such Loss as reflected on the Recent Financial Statements and set forth on Schedule 8.7 and (v) the amount of the Tax benefits actually received; provided, that no Indemnifying Party shall be entitled to approve, review or otherwise participate in the analysis or determination of any such Tax benefits and no Indemnified Party shall have any obligation to maximize any such Tax benefit. If the amount of any Losses incurred by an Indemnified Party at any time subsequent to the making of a payment by an Indemnifying Party pursuant to this Article VIII is reduced by a Loss Reduction Amount, the amount of such Loss Reduction Amount (less any costs, expenses (including Taxes) or premiums incurred in connection therewith) shall promptly be repaid by the Indemnified Party to the Indemnifying Party. Except with respect to indemnification for Losses pursuant to Section 8.2(iii), upon making a full indemnity payment, the Indemnifying Party shall, to the extent of such indemnity payment, be subrogated to all rights of the Indemnified Party against any third party in respect of the Losses to which the indemnity payment relates.

       8.8 Duty to Mitigate. Nothing in this Agreement shall in any way restrict, limit or increase the general obligation at law of an Indemnified Party to mitigate any Losses which it may suffer or incur by reason of the breach by an Indemnifying Party of any representation, warranty or covenant of the Indemnifying Party hereunder; provided, however that with respect to any claims for Losses by a Parent Indemnified Party relating to the leased real property located at Fredericksburg, Virginia, the Parent Indemnified Parties shall pursue in good faith any claims, settlement or payment by the landlord of such facility in respect of such Losses.

       8.9 Sole and Exclusive Remedy. Notwithstanding any other provision of this Agreement to the contrary, each of Parent, Merger Sub, the Company and the Fully-Diluted Stockholders hereby agree that following the Closing, their sole and exclusive remedy with respect to any Losses and any and all other claims relating to the subject matter of this Agreement and the transactions contemplated hereby shall be in accordance with, and limited by, the provisions set forth in this Article VIII and in the Escrow Agreement and all of such Claims for Losses shall be satisfied only out of the Indemnity Escrow; provided, however, nothing herein shall be deemed to limit or modify any obligations of any Fully-Diluted Stockholder or Parent under the applicable Letter of Transmittal or Warrant Assignment Agreement or any rights of Parent or the Company (solely as to the applicable Fully-Diluted Stockholder under the applicable Letter of Transmittal or Warrant Assignment Agreement) or the Fully-Diluted Stockholder thereunder with respect to breaches thereof.

       8.10 Directors’ and Officers’ Indemnification.

(a) From and after the Effective Time, Parent, the Surviving Corporation and the Company shall, to the fullest extent permitted under applicable Law, indemnify and hold harmless each present and former director or officer of the Company and of each Subsidiary of the Company and each such person who served at the request of the Company or any Subsidiary of the Company as a director, officer, trustee, partner, fiduciary, employee or agent of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise (collectively, the “Company Indemnified Parties”) against all costs and expenses (including without limitation reasonable attorneys’ fees), judgments, fines, losses, claims, damages, liabilities and settlement amounts paid in connection with any claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time), whether civil, administrative, criminal or investigative, arising out of or pertaining to any action or omission in their capacities as officers or directors, in each case occurring at or before the Effective Time (including without limitation the transactions contemplated by this Agreement), in each case, to the fullest extent permitted by the ORC or any other applicable laws or to the fullest extent permitted under the Company’s articles of incorporation and code of regulations or any applicable contract or agreement as in effect on the date hereof). Without limiting the foregoing, in the event of any such claim, action, suit, proceeding or investigation, (i) the Company, Parent or the Surviving Corporation, as the case may be, shall pay the reasonable fees and expenses of counsel selected by any Company Indemnified Party promptly after statements therefor are received (unless the Surviving Corporation shall elect to defend such action) and (ii) the Company, Parent and Surviving Corporation shall cooperate in the defense of any such matter; provided, however, that neither the Company, Parent nor the Surviving Corporation shall be liable for any settlement effected without its written consent (which consent shall not be unreasonably withheld or delayed). Notwithstanding anything else in this Section 8.10 to the contrary, in no event shall Parent, the Surviving Corporation or the Company be obligated to indemnify any Company Indemnified Party for any loss incurred by a Company Indemnified Party arising from any claim by a Principal Stockholder or any partner, fiduciary, employee, officer or agent thereof.

(b) For a period of three years after the Effective Time, Parent shall cause to be maintained in effect the current directors’ and officers’ liability insurance policies maintained by the Company (or policies that are substantially similar thereto and that provide at least the same coverage on terms and conditions that, in the aggregate, are no less advantageous than those contained in the current policies) with respect to claims arising from facts or events that occurred at or prior to the Effective Time; provided, however, that in no event shall Parent be required to expend pursuant to this Section 8.10(b) more than an amount per year equal to 150% of current annual premiums paid by the Company and its Subsidiaries for such insurance; provided, further, however, that if the premium for such coverage exceeds such amount, Parent or the Surviving Corporation shall purchase a policy with the greatest coverage available for such 150% of the amount per annum spent by the Company and its Subsidiaries for their fiscal year ending December 31, 2002.

(c) In the event the Company or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each case, Parent shall use its commercially reasonable efforts so that the successors and assigns of the Company or the Surviving Corporation, as the case may be, honor the indemnification and other obligations set forth in this Section 8.10.

       8.11 Tax Indemnity Insurance. If the Holders Representatives, on behalf of the Fully Diluted Stockholders, provide to Parent (and prepay the premiums for) an insurance policy (the “Tax Indemnity Insurance Policy”) covering the $3,000,000 (together with interest thereon that would have accrued from the effective date of such insurance policy through the Tax Claim

Termination Date) Tax indemnification provided pursuant to Section 8.2 in relation to indemnification claims by Parent thereunder from and after the General Claim Termination Date through the Tax Claim Termination Date, which is (i) reasonably approved and satisfactory in form and substance to Parent, and (ii) issued by an insurer whose creditworthiness is reasonably approved and acceptable to Parent, then Parent, upon receiving the Tax Indemnity Insurance Policy and coverage and so approving the Tax Indemnity Insurance Policy, will thereupon release the remaining $3,000,000 from the Indemnity Escrow. The premium for the Tax Indemnity Insurance Policy will be paid by the Holders Representatives, on behalf of the Fully Diluted Stockholders, from amounts distributable to the Fully-Diluted Stockholders pursuant to the Indemnity Escrow or from amounts deposited pursuant to the Transaction Expense Escrow.

ARTICLE IX
TERMINATION

       9.1 Termination by Mutual Consent. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by the mutual written consent of the Company and Parent.

       9.2 Termination by Either the Company or Parent. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time:

(a) by the Company or Parent if the Merger shall not have been consummated by November 17, 2003 (the “Outside Date”) unless the failure to consummate the Merger shall be the result of the failure to satisfy the condition set forth in Section 7.1(a) in which case the Outside Date shall be December 31, 2003; provided, however, that the right to terminate this Agreement under this Section 9.2(a) shall not be available to any Party whose failure to fulfill any obligation under this Agreement has been the cause of or resulted in the failure of the Merger to occur on or before such date; or

(b) by the Company or Parent if any Restraint shall be in effect and shall have become final and nonappealable; provided, however, that the right to terminate this Agreement under this Section 9.2(b) shall not be available to any Party who fails to use best efforts to remove such Restraint before it becomes final and nonappealable.

(c) (i) by Parent (so long as Parent or Merger Sub is not in material breach of its obligations under this Agreement) if any of the conditions in Section 7.3 has not been satisfied as of the Closing Date or if satisfaction of such a condition is or becomes impossible (other than through the failure of Parent or Merger Sub to comply with its obligations under this Agreement) and Parent has not waived such condition on or before the Closing Date; or (ii) by the Company (so long as the Company is not in material breach of its obligations under this Agreement), if any of the conditions in Section 7.2 has not been satisfied as of the Closing Date or if satisfaction of such a condition is or becomes impossible (other than through the failure of the Company to comply with its obligations under this Agreement) and the Company has not waived such condition on or before the Closing Date.

     9.3 Effect of Termination. In the event of termination of this Agreement by either Parent or the Company as provided in this Article IX, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of the Parties or their respective Affiliates, officers, directors or stockholders except (i) with respect to the payment of expenses pursuant to Section 10.1 or (ii) to the extent that such termination results from the willful breach of a Party of any of its representations or warranties, or any of its covenants or agreements. Each Party further agrees that following any such termination, it shall continue to be bound by all of the terms and conditions contained in the Confidentiality Agreement.

ARTICLE X
MISCELLANEOUS AND GENERAL

     10.1 Payment of Expenses. All sales, use and transfer taxes due by reason of the transfer of the Company Common Shares (the “Transfer Taxes”) shall be apportioned fifty percent (50%) to Parent and fifty percent (50%) to the Fully-Diluted Stockholders. Parent and the Holders Representatives shall cooperate with each other and use their commercially reasonable efforts to minimize the Transfer Taxes. Subject to the terms and conditions of this Agreement, whether or not the Merger shall be consummated, each of Parent, the Company and each Fully-Diluted Stockholder shall pay its own expenses (or have such expenses paid on its behalf) incident to preparing for, entering into and carrying out this Agreement and the consummation of the transactions contemplated hereby (other than Transfer Taxes). Notwithstanding the above, the Fully-Diluted Stockholders shall be fully liable for any capital gains, income, withholding or similar taxes due by reason of the consummation of the transactions contemplated hereunder.

     10.2 Modification or Amendment. Subject to the provisions of applicable law, at any time prior to the Effective Time, the Parties hereto, may modify or amend this Agreement, by written agreement executed and delivered by duly authorized officers of the respective Parties.

     10.3 Waiver of Conditions. The conditions to each of the Parties’ obligations to consummate the Merger are for the sole benefit of such Party and may be waived by such Party in whole or in part to the extent permitted by applicable law.

     10.4 Counterparts. For the convenience of the parties hereto, this Agreement may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement.

     10.5 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without giving effect to the principles of conflicts of law thereof.

     10.6 Notices. Any notice, request, instruction or other document to be given hereunder by any Party to the other Parties shall be deemed delivered upon actual receipt and shall be in writing and delivered personally or sent by registered or certified mail, postage prepaid, reputable overnight courier, or by facsimile transmission (with a confirming copy sent by reputable overnight courier), as follows:

(a)	if to Parent or Merger Sub, to:

c/o Fortune Brands, Inc. 300 Tower Parkway Lincolnshire, Illinois 60069 Tel: (847) 484-4440 Fax: (847) 484-4490 Attn: Mark A. Roche

with a copy to:

Winston & Strawn 35 W. Wacker Drive Chicago, Illinois 60601 Tel: (312) 558-5600 Fax: (312) 558-5700 Attn: John L. MacCarthy Gregory J. Bynan

(b)	if to the Company, to:

David K. Welles, Jr. Therma-Tru Corp. 1687 Woodlands Drive P.O. Box 8780 Maumee, Ohio 43537

and to:

Jeffrey L. Kenner Kenner & Company, Inc. 437 Madison Avenue 36th Floor New York, New York 10022

with a copy to:

James B. Carlson Mayer, Brown, Rowe & Maw LLP 1675 Broadway New York, New York 10019

and to:

David F. Waterman Shumaker, Loop & Kendrick, LLP 1000 Jackson Street Toledo, Ohio 43624

or to such other Persons or addresses as may be designated in writing by the Party to receive such notice.

     10.7 Entire Agreement; Assignment. This Agreement, including the Schedules and the Exhibits attached hereto, the Confidentiality Agreement, the Voting Agreements and the Escrow Agreement constitutes the entire agreement among the Parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, among the Parties or any of them with respect to the subject matter hereof including the Letter of Intent. This Agreement may not be assigned by operation of law or otherwise.

     10.8 Parties in Interest. This Agreement shall be binding upon and inure to the benefit of each Party hereto and their respective successors and assigns. Nothing in this Agreement, express or implied, other than the right to receive the consideration payable in the Merger pursuant to Article IV hereof and the indemnification rights under Article VIII, is intended to or shall confer upon any other Person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement.

     10.9 Headings, Definitions. The Section and Article headings contained in this Agreement are inserted for convenience of reference only and shall not affect the meaning or interpretation of this Agreement. All references to Sections or Articles contained herein mean Sections or Articles of this Agreement unless otherwise stated. All defined terms and phrases herein are equally applicable to both the singular and plural forms of such terms.

     10.10 Obligations of Subsidiary. Whenever this Agreement requires any Subsidiary of a Party to take any action, such requirement shall be deemed to include an undertaking on the part of such Party to cause such Subsidiary to take such action.

     10.11 Severability. If any term or other provision of this Agreement is invalid, illegal or unenforceable, all other provisions of this Agreement shall remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon a determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the maximum extent possible.

     10.12 Specific Performance. The Parties hereto acknowledge that irreparable damage would result if this Agreement were not specifically enforced, and they therefore consent that the rights and obligations of the Parties under this Agreement may be enforced by a decree of specific performance issued by a court of competent jurisdiction. Such remedy shall, however, not be exclusive and shall be in addition to any other remedies which any Party may have under this Agreement or otherwise.

     10.13 Trial by Jury. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO TRIAL BY JURY IN CONNECTION WITH ANY LITIGATION ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE VOTING AGREEMENTS, THE INDEMNITY ESCROW AGREEMENT

OR MERGER OR ANY OF THE OTHER TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY.

       10.14 Certain Definitions. As used herein the following terms shall have the following meanings and, unless the context otherwise requires, use of the singular form shall include the plural and any gender shall be deemed to include both genders:

“Action” shall mean any claim, mediation, action, suit, arbitration, inquiry, proceeding or investigation by or before any Governmental Authority or asserted by or against any Person.

“Affiliate” (and, with a correlative meaning, “Affiliated”) shall mean, with respect to any Person, any other Person that directly, or indirectly through one or more intermediaries, Controls, or is controlled by, or is under common Control with, such first Person.

“Affiliate Notes” means the promissory notes issued by certain stockholders of the Company for the benefit thereof in connection with the purchase of Company Common Shares including those identified on Schedule 10.14(A) hereto.

“Bores Payment” means the amount owed to Stephen J. Bores pursuant to that certain Release and Separation Agreement dated November 10, 1999, as amended.

“Business Day” means any day on which banks are not required or authorized to close in Chicago, Illinois.

“Cash” means book cash of the Company and its Subsidiaries calculated in accordance with GAAP using the same methods, principles, practices and policies used in the preparation of the Financial Statements and giving effect to payments made and received by the Company and its Subsidiaries (whether or not checks have been cashed or bank accounts debited).

“Code” means the Internal Revenue Code of 1986, as amended, and all rules and regulations issued under it, as in effect from time to time.

“Company Intellectual Property” shall mean all Intellectual Property owned by or licensed to the Company or its Subsidiaries or otherwise used in the business of the Company and its Subsidiaries as currently conducted and as contemplated in the reasonably foreseeable future.

“Company IP Agreements” shall mean all written agreements of the Company or its Subsidiaries and any unwritten agreements that are material to the conduct of the business of the Company and its Subsidiaries, governing (a) the development, ownership, use, registration, disclosure or transfer of Intellectual Property by the Company or its Subsidiaries to third parties, and (b) the development, ownership, use, registration, disclosure or transfer of Intellectual Property by third parties to the Company or its Subsidiaries.

“Company Performance Reward Plan” shall mean the Company Performance Reward Plan attached hereto as Exhibit G.

“Company Software” shall mean all Software (a) developed, configured or licensed by the Company or its Subsidiaries, and (b) material to the operation of the Business of the Company or its Subsidiaries, including all Software operated or used by the Company or its Subsidiaries in connection with processing customer or supplier orders, storing customer or supplier information, or storing, processing or archiving customer or supplier data.

“Company’s Knowledge” means the actual knowledge of the individuals identified on Schedule 10.14(D) hereto, after due investigation and reasonable inquiry.

“Control” shall mean possession, directly or indirectly, of power to direct or cause the direction of the management or policies of a Person (whether through ownership of securities or partnership or other ownership interests, by contract or otherwise). The terms or phrases “controlled by” and “under common control with” shall have the meanings correlative to the term “Control.”

“Controlled Group” means a group of corporations, partnerships or trades or businesses described in Sections 414(b), (c) or (m) of the Code, of which the Company is a member before the Closing Date.

“Employee Benefit Plan” means any of the following arrangements that is or was maintained or contributed to by the Company, any of its Subsidiaries or any other member of the Controlled Group, to which the Company or another member of the Controlled Group has an obligation to contribute or under which the Company, any of its Subsidiaries or any other member of the Controlled Group could reasonably be expected to have any Liability: (a) a nonqualified deferred compensation or retirement plan or arrangement which is an Employee Pension Benefit Plan; (b) a qualified defined contribution retirement plan or arrangement which is an Employee Pension Benefit Plan (including any Multiemployer Plan); (c) a qualified defined benefit retirement plan or arrangement which is an Employee Pension Benefit Plan (including any Multiemployer Plan); (d) an Employee Welfare Benefit Plan or material fringe benefit plan or program; (e) any other policy, plan, program, arrangement or contract providing bonuses, stock, stock-based compensation, shares, share-based compensation, incentive or deferred compensation, or severance or supplemental retirement benefits; or (f) any employment or compensation agreements.

“Employee Pension Benefit Plan” has the meaning set forth in ERISA § 3(2).

“Employee Welfare Benefit Plan” has the meaning set forth in ERISA § 3(1).

“Environmental Claim” means any investigation, information request, notice, demand, allegation, action, suit, injunction, judgment, order, consent decree, penalty, fine, lien, proceeding, or claim (whether administrative, judicial, or private in nature) arising (a) pursuant to, or in connection with, an actual or alleged violation of or Liability under any Environmental Law, (b) in connection with any Hazardous Material, (c) from any Remedial Action or (d) from any actual or alleged damage, injury, threat, or harm to health, safety, natural resources, or the environment.

“Environmental Law(s)” means each and every Law, Governmental Order, or similar requirement of each and every Governmental Authority, pertaining to (i) the protection of human health, safety, the environment, natural resources and wildlife, or (ii) the management, manufacture, possession, presence, use, generation, transportation, treatment, storage, disposal, Release, threatened Release, abatement, removal, remediation or handling of, or exposure to, any Hazardous Material.

“Environmental Permit” means any permit, written approval, registration, application, identification number, license or other authorization required by or issued pursuant to any applicable Environmental Law.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and all regulations promulgated thereunder, as in effect from time to time.

“Escrow Agreement” means the Escrow Agreement in the form attached as Exhibit D hereto.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Fully-Diluted Stockholder” means as of the Effective Time each holder of outstanding Company Common Shares and each holder of Warrants.

“Funded Indebtedness” means, with respect to the Company and its Subsidiaries (on a consolidated basis) (a) all funded obligations for borrowed money thereof, (b) all liabilities under capitalized leases, (c) all amounts payable in connection with any interest rate swap instruments, and (d) all accrued and unpaid interest, unpaid fees, expenses and premiums, penalties or amounts payable in connection with the payment, repayment or settlement of the foregoing, in each case calculated in accordance with GAAP. Notwithstanding the foregoing, in no event shall Funded Indebtedness include obligations under undrawn letters of credit.

“GAAP” means United States Generally Accepted Accounting Principles, consistently applied.

“Governmental Authority” means any United States or foreign federal, state or local government, governmental, regulatory or administrative authority, agency, board or commission or any court, tribunal, or judicial or arbitral body.

“Governmental Order” means any order, writ, summons, notice, complaint, judgment, injunction, decree, stipulation, determination or award issued or entered by or with any Governmental Authority.

“Hazardous Materials” means any substance which is defined or regulated as a hazardous substance, hazardous material, hazardous waste, substance, pollutant or contaminant under any Environmental Laws and also includes, without limitation, gasoline, petroleum products, petroleum byproducts, crude oil or any fraction thereof or any flammable material, explosives, radioactive materials, radon, asbestos, urea formaldehyde and polychlorinated biphenyls.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Indebtedness” means, with respect to the Company and its Subsidiaries (on a consolidated basis), (a) all indebtedness thereof whether or not contingent, for borrowed money and any guarantees thereof, (b) all obligations for borrowed money thereof evidenced by notes, bonds, debentures or other similar instruments, (c) all liabilities under interest rate swap instruments and capitalized leases, and (d) all obligations, contingent or otherwise, thereof under acceptance, letter of credit or similar facilities, and (e) all accrued and unpaid interest and dividends and unpaid fees, expenses and premiums, penalties or amounts payable in connection with the payment or repayment of the foregoing, in each case calculated in accordance with GAAP.

“Indemnity Escrow” means an aggregate amount equal to $32,000,000.

“Intellectual Property” means any or all of the following and all worldwide rights in, arising out of, or associated therewith, whether registered or unregistered, as applicable (a) patents, patent applications and statutory invention registrations, inventions, invention disclosures and design rights (b) trademarks, service marks, domain names, and addresses, trade dress, logos, and other source identifiers, including registrations and applications for registration thereof, and any goodwill-associated with the foregoing, (c) copyrights, including registrations and applications for registration thereof, (d) Software, and Internet website content, and (e) confidential and proprietary information, including, without limitation, trade secrets, know-how, manufacturing processes and methods, plans, designs, drawings, blue prints, formulae and technology in existence or under development, customer and supplier lists and other confidential business or technical data.

“Inventories” means all finished goods, work-in-progress, raw materials, packaging, supplies, spare parts and other inventory related to the Business maintained, held or stored by or for the Company or any Subsidiary for use in the Business.

“IRS” means the Internal Revenue Service.

“Law” means any federal, state, local or foreign statute, interpretation, common law, judgment, decree, ordinance, regulation, rule, code, order, other requirement or rule of law.

“Leased Real Property” means the real property leased by the Company or any Subsidiary, in each case, as tenant, together with, to the extent leased by the Company or any Subsidiary, all buildings and other structures, facilities or improvements currently or hereafter located thereon, all fixtures thereon and all easements, licenses, rights and appurtenances relating to the foregoing.

“Letter of Intent” means that certain letter between Parent, the Company and the other parties thereto dated October 13, 2003, as amended, restated or supplemented from time to time.

“Liability” or “Liabilities” means any and all Indebtedness, liabilities and obligations, whether accrued or fixed, absolute or contingent, unliquidated or otherwise, matured or unmatured, known or unknown or determined or determinable, including, without limitation, those arising under any Law (including, without limitation, any Environmental Law), Action or Governmental Order and those arising under any contract, agreement, arrangement, commitment or undertaking.

“Lien” means any security interest, pledge, hypothecation, mortgage, lien (including without limitation, environmental and tax liens), charge, encumbrance, proxy, voting trust, adverse claim reversion, reverter, preferential arrangement or restriction on the use, voting, transfer, receipt of income or other exercise of any attributes of ownership.

“Loss” or “Losses” means all charges, complaints, proceedings, hearings, investigations, stipulations, amounts paid in settlement, damages, losses, penalties, fees, costs, reasonable expenses, claims, judgments, injunctions, actions, suits, interest and dues.

“Management Incentive Payments” means any payments to be made to participants under the Company Performance Reward Plan and any other management bonuses or payments payable at or following the Effective Time (including any “stay”, “success” or similar payments) other than (i) such bonuses or payments identified in Section 6.11 hereto, (ii) payments of the 2003 incentive bonus payments in the Ordinary Course of Business and (iii) pursuant to the Employment Agreements.

“Material Adverse Effect” means any event, circumstance, or change in or effect on the Company or any Subsidiary of the Company or their respective businesses that, individually or in the aggregate with all other events, circumstances, or changes in or effects on, the Company or any Subsidiary of the Company or their respective businesses: (i) is or is reasonably likely to be materially adverse to the business, assets and Liabilities, results of operations condition (financial or otherwise) or prospects of the Company and its Subsidiaries, taken as a whole; or (ii) is reasonably likely to materially adversely effect the ability of Parent to operate or conduct business in the manner in which it is currently operated or conducted by the Company or any Subsidiary; or (iii) will or would be reasonably likely to, prevent or materially impair the ability of any of the Parties to consummate the Merger or the other transactions contemplated by this Agreement; provided, however, that none of the following shall in themselves (either alone or in combination) constitute, and none of the following shall be taken into account in determining whether there has been or will be, a Material Adverse Effect: (A) any change, effect or circumstance that is attributable to the disclosure of the fact that Parent is the prospective acquiror of the Company or the announcement or pendency of the transactions contemplated hereby; or (B) any change, effect or circumstance that directly arises out of action taken by Parent or any of its Affiliates or as a result of any action required to be taken by the Company hereunder.

“Multiemployer Plan” has the meaning set forth in ERISA § 3(37).

“Ordinary Course of Business” means the ordinary course of business of the Company and its Subsidiaries consistent with past custom and practice (including with respect to quantity and frequency).

“Owned Real Property” means the real property owned by the Company or any Subsidiary, together with all buildings and other structures, facilities or improvements currently or hereafter located thereon, all fixtures thereon and all easements, licenses, rights and appurtenances relating to the foregoing.

“Parent Material Adverse Effect” means any circumstance, change in or effect on Parent or any Subsidiary of Parent which will or would be reasonably likely to, prevent or materially impair the ability of any of the Parties to consummate the Merger or the other transactions contemplated by this Agreement.

“Permitted Encumbrances” shall mean (a) all Permitted Liens, (b) all easements, agreements and restrictions of record disclosed on the surveys and Title Reports; (c) minor or immaterial encroachments; and (d) zoning ordinances, resolutions and land use approvals and any minor or immaterial violations thereof.

“Permitted Liens” shall mean all Liens (a) that are set forth on Schedule 10.14(B) hereto, (b) that arise out of Taxes or general or special assessments not in default and payable without penalty or interest or the validity of which is being contested in good faith by appropriate proceedings, (c) of carriers, warehousemen, mechanics, materialmen, landlords and other similar persons or otherwise imposed by law incurred in the Ordinary Course of Business for sums not yet delinquent or being contested in good faith, or (d) that relate to deposits made in the Ordinary Course of Business in connection with workers’ compensation, unemployment insurance and other types of social security.

“Person” means any individual or corporation, company, partnership, trust, incorporated or unincorporated association, joint venture or other entity of any kind.

“Prohibited Transaction” has the meaning set forth in ERISA § 406 and Code § 4975.

“RCRA” means the Resource Conservation and Recovery Act.

“Real Property” means all Owned Real Property and Leased Real Property.

“Receivables” means any and all accounts receivable, notes and other amounts receivable by the Company or any Subsidiary from third parties.

“Release” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, migrating, dumping or disposing into the environment (including without limitation the abandonment or discarding of barrels, containers and other receptacles containing any Hazardous Material).

“Remedial Action” means all action taken or costs incurred to (a) clean up, remove, abate, treat or handle in any other way Hazardous Materials in the environment; (b) restore or reclaim the environment or natural resources; (c) prevent the Release of Hazardous Materials so that they do not migrate, endanger or threaten public health or the environment; or (d) perform remedial investigations, feasibility studies, corrective actions, closures and postremedial or postclosure studies, investigations, maintenance and monitoring.

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Security Interest” means any mortgage, pledge, lien, encumbrance, charge, or other security interest, other than (a) mechanic’s, materialmen’s, and similar liens, (b) liens for Taxes not yet due and payable, (c) purchase money liens and liens securing rental payments under capital lease arrangements, and (d) other liens arising in the Ordinary Course of Business and not incurred in connection with the borrowing of money.

“Senior Indebtedness” means the Indebtedness of the Company due and payable under that certain (i) Credit Agreement, dated as of February 20, 2003, by and among Therma-Tru Corp., as Borrower, and the other Persons designated as Credit Parties thereunder, General Electric Capital Corporation (“GECC”), as Agent, and CIBC World Markets Corp. and GECC as Joint Lead Arrangers, and the other financial institutions party thereto as Lenders, and (ii) the revolving credit facility of Therma-Tru Corp., as Borrower and National City Bank.

“Software” shall mean computer software, programs, files and databases in any form, including all information contained therein, Internet web sites, content thereof, all rights associated with links and advertisements contained therein, source code, object code, operating systems, specifications, data, database management code, data formats, utilities, graphical user interfaces, methods of processing, software engines, platforms, encryption keys and other security features, all versions, conversions, updates, patches, corrections, enhancements and modifications thereof and all related documentation, developer notes, comments and annotations.

“Stock Appreciation Rights Plan” means those certain stock appreciation rights agreements authorized on May 9, 2000, as amended granting stock appreciation rights to an employee or service provider of the Company or any Subsidiary.

“Stockholders Agreement” means that certain Stockholders Agreement, dated May 9, 2000, by and among the Company and the Fully-Diluted Stockholders.

“Subsidiary” means, with respect to any Person, any other Person of which such first Person (either alone or through or together with any other Subsidiary) owns, directly or indirectly, a majority of the stock or other equity interests the holders of which are generally entitled to vote for the election of the Board of Directors or other governing body of such Person.

“Warrant Assignment Agreement” means that certain Warrant Assignment Agreement entered into between the Company and each Warrant holder substantially in the form of Exhibit H hereto.

“Warrants means the warrants, dated May 9, 2000, exercisable for an aggregate of 23,920 Company Non-Voting Common Shares.

“Weber Agreement” means that certain Agreement, dated April 1, 2000, between the Company and Weber Manufacturing Limited, as amended from time to time (together with such other documentation as may be entered into by the parties thereto with respect to the matters contemplated therein).

“Weber Change of Control Agreement” means that certain Agreement, dated June 20, 2003, by and between Reinhart Weber and Therma-Tru Corp.

“Weber Change of Control Payment” means an aggregate amount of Cdn.$1,000,000 to be paid to Reinhart Weber pursuant to the terms of the Weber Change of Control Agreement upon the occurrence of certain events constituting a change of control of Weber Manufacturing Limited, as further described therein.

ARTICLE XI
HOLDERS REPRESENTATIVES

       11.1 Appointment. The Company hereby irrevocably makes, constitutes and appoints David K. Welles, Jr. and Jeffrey L. Kenner, as the Fully-Diluted Stockholders’ joint agents and representatives (the “Holders Representatives”) for all purposes under this Agreement and the Escrow Agreement. In the event of the death, resignation or incapacity of either one of the Holders Representatives, the Welles Family Stockholders (as defined in the Stockholders Agreement) (with respect to David K. Welles) or Kenner & Company (with respect to Jeffrey L. Kenner), as the case may be, shall promptly designate another Person to act as a joint security holders’ agent and representative under this Agreement so that at all times there will be two Holders Representatives with the authority provided in this Article XI.

       11.2 Authorization. The Company hereby authorizes the Holders Representatives, on behalf of the Company and the Fully-Diluted Stockholders’, to:

(a) Receive all notices or documents given or to be given to any of the Fully-Diluted Stockholders by Parent pursuant hereto or to the Escrow Agreement or in connection herewith or therewith and to receive and accept service of legal process in connection with any suit or proceeding arising under this Agreement or the Escrow Agreement;

(b) Deliver to Parent at the Closing all certificates and documents to be delivered to Parent by any of the Fully-Diluted Stockholders pursuant to this Agreement, together with any other certificates and documents executed by any of the Fully-Diluted Stockholders and deposited with the Holders Representatives for such purpose;

(c) Engage counsel, and such accountants and other advisors for any of the Fully-Diluted Stockholders and incur such other expenses on behalf of any of the Fully-Diluted Stockholders in connection with this Agreement or the Escrow Agreement and the transactions contemplated hereby or thereby as the Holders Representatives may in their sole discretion deem appropriate; and

(d) Take such action on behalf of any of the Fully-Diluted Stockholders as the Holders Representatives may in their sole discretion deem appropriate in respect of:

(i) waiving any inaccuracies in the representations or warranties of Parent contained in this Agreement or in any document delivered by Parent pursuant hereto;

(ii) waiving the fulfillment of any of the conditions precedent to the Company’s obligations hereunder or pursuant to the Escrow Agreement;

(iii) taking such other action as the Holders Representatives or any of the Fully-Diluted Stockholders are authorized to take under this Agreement or the Escrow Agreement;

(iv) receiving all documents or certificates and making all determinations, on behalf of any of the Fully-Diluted Stockholders, required under this Agreement or the Escrow Agreement;

(v) all such other matters as the Holders Representatives may in their sole discretion deem necessary or appropriate to consummate this Agreement or the Escrow Agreement and the transactions contemplated hereby and thereby;

(vi) all such action as may be necessary after the Closing Date to carry out any of the transactions contemplated by this Agreement, including, without limitation, the defense and/or settlement of any claims for which indemnification is sought pursuant to Article VIII and any waiver of any obligation of Parent or the Surviving Corporation; and

(vii) paying premiums, obtaining and entering into the Tax Indemnity Insurance Policy.

          All actions, decisions and instructions of the Holders Representatives shall be conclusive and binding upon all of the Fully-Diluted Stockholders and no Fully-Diluted Stockholder or any other Person shall have any claim or cause of action against the Holders Representatives, and the Holders Representatives shall have no Liability to any Fully-Diluted Stockholder or any other Person, for any action taken, decision made or instruction given by the

Holders Representatives in connection with the Escrow Agreement or this Agreement, except in the case of his own gross negligence or willful misconduct.

     11.3 Irrevocable Appointment. The appointment of the Holders Representatives hereunder is irrevocable and any action taken by the Holders Representatives pursuant to the authority granted in this Article XI shall be effective and absolutely binding on the Company and each stockholder thereof notwithstanding any contrary action of, or direction from, the Company or any Fully-Diluted Stockholder, except for actions taken by the Holders Representatives which are in bad faith.

     11.4 Required Action. All actions taken by the Holders Representatives, whether under this Agreement or the Escrow Agreement, shall be taken by their joint and mutual consent; provided, in the event that at any time the Holders Representatives are unable to take any such required action with respect to a matter presented thereto (which in the event no period for action is specified, shall be within fifteen (15) Business Days of referral of such matter thereto), Larry Solari shall thereafter be deemed to be the Holders Representatives with respect to such matter without any further action of the parties hereto.

     11.5 Parent’s Reliance. Parent shall not be obliged to inquire into the authority of the Holders Representatives, and Parent shall be fully protected in dealing with the Holders Representatives in good faith (including the authority of Larry Solari pursuant to Section 11.4 above).

     11.6 Binding Appointment. The provisions of this Agreement, including without limitation Article XI hereof, shall be binding upon each Fully-Diluted Stockholder and the executors, heirs, legal representatives and successors of each Fully-Diluted Stockholder, and any references in this Agreement to a Fully-Diluted Stockholder or the Fully-Diluted Stockholders shall mean and include the successors to the Fully-Diluted Stockholders’ rights hereunder, whether pursuant to testamentary disposition, the laws of descent and distribution or otherwise.

[Signature Page Follows]

     IN WITNESS WHEREOF, this Agreement and Plan of Merger has been duly executed and delivered by the duly authorized officers of the Parties hereto and shall be effective as of the date first herein above written.

FORTUNE BRANDS HOME & HARDWARE, INC.

By:	/s/ Mark Hausberg

Name:	Mark Hausberg

Title:	Vice President and Treasurer

TDC ACQUISITION COMPANY, INC.

By:	/s/ Christopher J. Klein

Name:	Christopher J. Klein

Title:	Vice President

THERMA-TRU HOLDINGS, INC.

By:	/s/ Carl B. Hedlund

Name:	Carl B. Hedlund

Title:	Chief Executive Officer and President

HOLDERS REPRESENTATIVES

/s/ Jeffrey L. Kenner

Jeffrey L. Kenner

/s/ David K. Welles, Jr.

David K. Welles, Jr.

Schedule 10.14(D)

Company’s Knowledge

David K. Welles, Jr.

Carl Hedlund

David Haddix

Joseph Herman

Dan Templeton

Pam Reese

Caroll Summersgill

Bob Doyle

ANNEX I

KT Holdings, L.P.

David K. Welles, Sr.

Georgia E. Welles, Trustee of David K. Welles, Sr. 1994 Qualified Annuity Trust

David K. Welles, Jr.

Jeffrey F. Welles